UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              Lifeway Foods, Inc.
                                (Name of Issuer)
              -----------------------------------------------------


                           Common Stock, no par value
                         (Title of Class of Securities)
              -----------------------------------------------------


                                    531914109
                                 (CUSIP Number)
              -----------------------------------------------------


              Fanny Picard                          Michael Harrison, Esq.
             GROUPE DANONE                            Danone Foods, Inc.
           7 rue de Teheran                         120 White Plains Road
         75381 Paris Cedex 08                     Tarrytown, New York  10591
               France
    Telephone: (33-1) 44-35-20-20                Telephone: (914) 366-9700


(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                                Communications)
--------------------------------------------------------------------------------


                                    Copy to:
                              John J. Madden, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York  10022
                            Telephone: (212) 848-4000

                                 October 1, 1999
            (Date of Event which requires Filing of this Statement)
            -------------------------------------------------------
--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     1 of 11

CUSIP No.  531914109

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          GROUPE DANONE
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

          (a)               |_|
          (b)               |_|
--------------------------------------------------------------------------------
3.        SEC Use Only
--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

                                                                      |_|
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          France
--------------------------------------------------------------------------------
7.                                Sole Voting Power

                                  0
----------                        ----------------------------------------------
8.           Number of Shares     Shared Voting Power
               Beneficially
                   Owned          647,767
----------          By            ----------------------------------------------
9.                 Each           Sole Dispositive Power
             Reporting Person
                   With           0
----------                        ----------------------------------------------
10.                               Shared Dispositive Power

                                  647,767
------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          647,767
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)

                                                                      |_|
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          15%
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          HC/CO
--------------------------------------------------------------------------------


                                     2 of 11

CUSIP No.  531914109

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Danone Foods, Inc.
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

          (a)               |_|
          (b)               |_|
--------------------------------------------------------------------------------
3.        SEC Use Only
--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

                                                                      |_|
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Delaware
--------------------------------------------------------------------------------
7.                                Sole Voting Power

                                  0
----------                        ----------------------------------------------
8.           Number of Shares     Shared Voting Power
               Beneficially
                   Owned          647,767
----------          By            ----------------------------------------------
9.                 Each           Sole Dispositive Power
             Reporting Person
                   With           0
----------                        ----------------------------------------------
10.                               Shared Dispositive Power

                                  647,767
------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          647,767
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)

                                                                      |_|
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          15%
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------


                                     3 of 11

Item 1.           Security and Issuer

         The class of equity securities to which this joint statement on
Schedule 13D relates is the common stock, no par value (the "Lifeway Common Stock") of Lifeway Foods, Inc., an Illinois corporation, with its principal executive offices at 6431 W. Oakton Street, Morton Grove, Illinois 60053 (the "Issuer").

Item 2.           Identity and Background

         The persons listed in numbers 1 and 2 below are the persons filing this joint statement.

1.       a.       GROUPE DANONE, a societe anonyme organized under the laws of the Republic of France.

         b. The address of the principal executive office of GROUPE DANONE is 7, rue de Teheran, 75381 Paris Cedex 08, France.

         c. GROUPE DANONE is one of the world's leading producers of packaged foods and beverages.

         d. During the last five years, GROUPE DANONE has not been convicted in any criminal proceeding.

         e. During the last five years, GROUPE DANONE has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information regarding the directors and executive officers of GROUPE DANONE is set forth on Schedule I attached hereto, which Schedule is incorporated herein by reference. Except as set forth on Schedule I, all of the directors and executive officers of GROUPE DANONE are citizens of France. During the last five years, to the knowledge of GROUPE DANONE, no person named on
Schedule I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2.       a.       Danone Foods, Inc. ("Danone Foods"), a Delaware corporation.

         b. The address of the principal executive office of Danone Foods is 120 White Plains Road, Tarrytown, New York 10591.


                                     4 of 11

         c. Danone Foods is a subsidiary of GROUPE DANONE and is indirectly controlled by GROUPE DANONE. Danone Foods is the U.S. holding company of The Dannon Company, Inc., a Delaware corporation.

         d. During the last five years, Danone Foods has not been convicted in any criminal proceeding.

         e. During the last five years, Danone Foods has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information regarding the directors and executive officers of Danone Foods is set forth on Schedule II attached hereto, which Schedule is incorporated herein by reference. Except as set forth on Schedule II, all of the directors and executive officers of Danone Foods are citizens of France. During the last five years, to the knowledge of Danone Foods, no person named on
Schedule II has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

         On October 1, 1999, Danone Foods entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), among the Issuer, Danone Foods, Michael Smolyansky, Ludmila Smolyansky, Julie Smolyansky and Edward Smolyansky. Pursuant to the Stock Purchase Agreement, on October 1, 1999, Danone Foods acquired (i) 497,767 shares of Lifeway Common Stock directly from the Issuer at a price of U.S. $10.00 per share and (ii) 150,000 shares of Lifeway Common Stock from Michael Smolyansky, Ludmila Smolyansky, Julie Smolyansky and Edward Smolyansky at a price of U.S. $10.00 per share. The total consideration paid by Danone Foods to acquire an aggregate of 647,767 shares of Lifeway Common Stock was U.S. $6,477,670.

         GROUPE DANONE provided Danone Foods with funds from internally generated working capital to finance the foregoing acquisition.

Item 4.           Purpose of Transaction

         Danone Foods has acquired 647,767 shares of Lifeway Common Stock pursuant to the Stock Purchase Agreement, and has further entered into a Stockholders' Agreement, dated as of October 1, 1999 (the "Stockholders' Agreement"), among the Issuer, Danone Foods,


                                     5 of 11

Michael Smolyansky, Ludmila Smolyansky, Julie Smolyansky and Edward Smolyansky (such Stock Purchase Agreement and Stockholders' Agreement are more fully described in Item 6 hereto), for the purpose of making an equity investment in the Issuer and to complement the development of a commercial relationship with the Issuer. Danone Foods intends to acquire up to an additional 5% of the aggregate number of outstanding shares of Lifeway Common Stock through privately negotiated transactions.

         Pursuant to the Stock Purchase Agreement, the board of directors of the Issuer has resolved to expand its board from four to five directors and to elect a designee of Danone Foods to the board of directors of the Issuer, to serve until the next annual meeting of the stockholders of the Issuer.

         Pursuant to the Stockholders' Agreement, the Issuer, Danone Foods, Michael Smolyansky, Ludmila Smolyansky, Julie Smolyansky and Edward Smolyansky have agreed to cause the Issuer's Articles of Incorporation to be amended, as promptly as practicable, to delete the existing provision therein providing that stockholders of the Issuer are not entitled to pre-emptive rights.

Item 5.           Interest in Securities of the Issuer

1.       GROUPE DANONE

         (a)-(b) Following the acquisition of shares of Lifeway Common Stock pursuant to the Stock Purchase Agreement, GROUPE DANONE beneficially owns and has the shared power to vote and to dispose of 647,767 shares of Lifeway Common Stock, representing 15% of the shared voting power of the outstanding shares of Lifeway Common Stock. The calculation of the foregoing percentage is based on the number of shares of Lifeway Common Stock disclosed to Danone Foods by the Issuer as outstanding as of October 1, 1999. Except as set forth herein, to the knowledge of GROUPE DANONE, no director or executive officer of GROUPE DANONE beneficially owns any other shares of Lifeway Common Stock.

         (c) Except as described herein, there have been no transactions by GROUPE DANONE in securities of the Issuer during the past sixty days. Except as set forth herein, to the knowledge of GROUPE DANONE, there have been no transactions by any director or executive officer of GROUPE DANONE in securities of the Issuer during the past sixty days.

         (d) No one other than GROUPE DANONE and Danone Foods is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Lifeway Common Stock purchased by Danone Foods.

         (e) Not applicable.



                                     6 of 11

2.       Danone Foods, Inc.

         (a)-(b) Following the acquisition of shares of Lifeway Common Stock pursuant to the Stock Purchase Agreement, Danone Foods beneficially owns and has the shared power to vote and to dispose of 647,767 shares of Lifeway Common Stock, representing 15% of the shared voting power of the outstanding shares of Lifeway Common Stock. The calculation of the foregoing percentage is based on the number of shares of Lifeway Common Stock disclosed to Danone Foods by the Issuer as outstanding as of October 1, 1999. Except as set forth herein, to the knowledge of Danone Foods, no director or executive officer of Danone Foods beneficially owns any other shares of Lifeway Common Stock.

         (c) Except as described herein, there have been no transactions by Danone Foods in securities of the Issuer during the past sixty days. Except as set forth herein, to the knowledge of Danone Foods, there have been no transactions by any director or executive officer of Danone Foods in securities of the Issuer during the past sixty days.

         (d) No one other than Danone Foods and GROUPE DANONE is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Lifeway Common Stock purchased by Danone Foods.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

         (a)      The Stock Purchase Agreement

                  Pursuant to the Stock Purchase Agreement, on October 1, 1999, Danone Foods purchased (i) 497,767 shares of Lifeway Common Stock directly from the Issuer at a purchase price of U.S. $10.00 per share and (ii) an aggregate of 150,000 shares of Lifeway Common Stock from Michael Smolyansky, Ludmila Smolyansky, Julie Smolyansky and Edward Smolyansky at a purchase price of U.S. $10.00 per share.

                  Pursuant to the Stock Purchase Agreement, the Issuer agreed to use its best efforts to effect the listing of the shares of Lifeway Common Stock issued directly by it to Danone Foods on the NASDAQ SmallCap Market. A copy of the Stock Purchase Agreement is included as an Exhibit hereto and is incorporated herein by reference.

         (b)      The Stockholders' Agreement

                  The Stockholders' Agreement provides that for so long as Danone Foods owns at least 10% of the outstanding shares of Lifeway Common Stock, on a fully diluted basis, the parties thereto will use their best efforts to cause a nominee of Danone Foods to be elected to the board of directors of the Issuer.


                                     7 of 11

                  The Stockholders' Agreement also provides that certain product marketing claims made by the Issuer can only be made with the approval of Danone Foods, as more fully described in the Stockholders' Agreement, attached hereto as Exhibit 3.

                  Subject to limited exceptions, with respect to any transfer of shares of Lifeway Common Stock to a third party by Michael Smolyansky, Ludmila Smolyansky, Julie Smolyansky and Edward Smolyansky, the Stockholders' Agreement provides that any such stockholder is required to first offer to transfer such shares to Danone Foods. In addition, if Danone Foods elects not to purchase such shares and the stockholder elects to transfer them to such third party, such transfer may not be consummated unless the third party also offers to acquire Danone Food's shares of Lifeway Common Stock under the same terms and conditions as such transfer to the third party. Such rights are more fully described in the Stockholders' Agreement, attached hereto as Exhibit 3. The Stockholders' Agreement also provides a similar right to Michael Smolyansky to acquire shares of Lifeway Common Stock with respect to any transfer of such shares by Danone Foods, as more fully described in the Stockholders' Agreement, attached hereto as Exhibit 3.

                  Subject to limited exceptions, the Stockholders' Agreement also provides that, during the period beginning on October 1, 1999 and ending on October 1, 2004 and subject to Danone Foods owning 10% or more of the outstanding shares of Lifeway Common Stock, on a fully diluted basis, GROUPE DANONE may not acquire (a) more than 20% of the outstanding shares of Lifeway Common Stock, on a fully diluted basis, or (b) a significant portion of the assets of the Issuer or any of its subsidiaries. The foregoing restriction does not apply to Danone Foods in certain cases, including if any person, other than Michael Smolyansky or Danone Foods, acquires or offers to acquire more than 10% of the outstanding shares of Lifeway Common Stock, on a fully diluted basis.

                  The Stockholders' Agreement provides anti-dilutive rights to Danone Foods (as more fully described in the Stockholders' Agreement, attached hereto as Exhibit 3) in situations where the Issuer issues, sells or transfers shares of Lifeway Common Stock, or securities convertible into or exercisable for Lifeway Common Stock, to any third party.

                  The Stockholders' Agreement also provides certain registration rights to Danone Foods with respect to any shares of Lifeway Common Stock now or hereafter beneficially owned by Danone Foods and any securities issued or issuable with respect to any such Lifeway Common Stock. Such registration rights are exercisable after April 1, 2000 and are described in greater detail in the Stockholders' Agreement, attached hereto as Exhibit 3.

                  The Stockholders' Agreement also provides that, as promptly as practicable, and in any case within 30 days of the date of the Stockholders' Agreement, Danone Foods, Michael Smolyansky, Ludmila Smolyansky, Julie Smolyansky and Edward Smolyansky shall take all necessary action to amend the Issuer's Articles of Incorporation to cause the existing provision relating to pre-emptive rights to be deleted, including, without limitation, executing a written consent to approve such amendment.


                                     8 of 11

                  The Stockholders' Agreement also provides that each of Danone Foods, Michael Smolyansky, Ludmila Smolyansky, Julie Smolyansky and Edward Smolyansky agree to vote their shares of Lifeway Common Stock in a manner consistent with the terms of the Stockholders' Agreement.

                  A copy of the Stockholders' Agreement is included as an Exhibit hereto and is incorporated herein by reference.

                  The preceding summary of the above agreements is not intended to be complete and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement and the Stockholders' Agreement, copies of each of which are filed as an Exhibit hereto.

                  Except as set forth herein, GROUPE DANONE and Danone Foods does not, nor to the knowledge of GROUPE DANONE and Danone Foods, does any person listed in Schedule I or Schedule II hereto, have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.           Material to be Filed as Exhibits

         Exhibit 1 Joint Filing Agreement between GROUPE DANONE and Danone Foods pursuant to Rule 13d-1(k)(1)(iii)

         Exhibit 2         The Stock Purchase Agreement

         Exhibit 3         The Stockholders' Agreement

         Exhibit 4         Power of Attorney granted by GROUPE DANONE to Fanny
                           Picard

         Exhibit 5         Power of Attorney granted by Danone Foods to Fanny
                           Picard

All materials to be filed as exhibits to this Schedule 13D are attached hereto.







                                     9 of 11

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 12, 1999

                                 GROUPE DANONE


                                 By: /s/ Fanny Picard
                                     -------------------------------
                                     Name:  Fanny Picard
                                     Title: Director-Corporate Development
                                            (Authorized Representative of
                                             GROUPE DANONE)









                                    10 of 11

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 12, 1999

                                   DANONE FOODS, INC.


                                   By: /s/ Fanny Picard
                                       -------------------------------
                                       Name:  Fanny Picard
                                       Title: Director-Corporate Development
                                              (Authorized Representative of
                                              Danone Foods, Inc.)










                                    11 of 11

                                                                      Schedule I

Directors and Executive Officers of GROUPE DANONE

1.   Board of Directors


Franck RIBOUD                             Umberto AGNELLI
Chairman and Chief Executive Officer      Chairman
GROUPE DANONE                             IFIL S.p.A.
7 rue de Teheran                          Corso Matteotti 26
75381 Paris  Cedex 08                     Turin 10121
France                                    Italy
                                          Citizen of Italy

Dominique AUBURTIN                        Yves  BOEL
Chairman                                  Chairman
Worms & Cie                               Sofina S.A.
25 Av. Franklin D. Roosevelt              Rue de Naples 38
75008 Paris                               B 1050 Brussels
France                                    Belgium
                                               -and-
                                          Chairman and President
                                          Union Financiere Boel
                                          Rue Ducale 21
                                          B 1000 Brussels
                                          Belgium
                                          Citizen of Belgium

Yves CANNAC                               Michel DAVID-WEILL
Counsel                                   General Partner
CEGOS                                     Lazard Freres & Cie
204 Rond Point du Pont de Sevres          121 boulevard Haussmann
92516 Boulogne Cedex                      75008 Paris
France                                    France

Luca FOSSATI                              Jean GANDOIS
Chief Executive Officer                   Vice Chairman
Findim Investment S.A.                    Suez-Lyonnaise des Eaux
Gradinata Forghee 2                       72 rue du Faubourg St Honore
6900 Massagno                             75008 Paris
Switzerland                               France
Citizen of Italy

Jean-Claude HAAS                          Philippe JAECKIN
General Partner                           Executive Vice President
Lazard Freres & Cie                       GROUPE DANONE
121 boulevard Haussmann                   7 rue de Teheran
75008 Paris                               75381 Paris  Cedex 08
France                                    France

Christian LAUBIE                          Philippe LENAIN
Senior Executive Vice President and       Director
  Chief Financial Officer                 GROUPE DANONE
GROUPE DANONE                             7 rue de Teheran
7 rue de Teheran                          75381 Paris  Cedex 08
75381 Paris  Cedex 08                     France
France

Jacques NAHMIAS                           Edouard de ROYERE
Managing Director                         Chairman
Petrofrance S.A.                          Fondation du Patrimoine
42 Avenue Paymond Poincare                4 rue de Chanaleilles
75116 Paris                               75004 Paris
France                                    France

Jerome SEYDOUX                            Jacques VINCENT
Chairman and Chief Executive Officer      Senior Executive Vice President
Pathe                                     GROUPE DANONE
5 boulevard Malesherbes                   7 rue de Teheran
75008 Paris                               75381 Paris  Cedex 08
France                                    France

2.   Executive Officers


Franck RIBOUD                             Jan BENNINK
Chairman and Chief Executive Officer      Senior Vice President,
GROUPE DANONE                             Dairy Products Worldwide
7 rue de Teheran                          GROUPE DANONE
75381 Paris  Cedex 08                     7 rue de Teheran
France                                    75381 Paris  Cedex 08
                                          France
                                          Citizen of The Netherlands

Jean-Rene BUISSON                         Jean-Louis GOURBIN
Senior Vice President, Human Resources    Senior Vice President, Biscuits
GROUPE DANONE                             Worldwide
7 rue de Teheran                          GROUPE DANONE
75381 Paris  Cedex 08                     7 rue de Teheran
France                                    75381 Paris  Cedex 08
                                          France

Simon ISRAEL                              Philippe JAECKIN
Senior Vice President, Asia Pacific       Executive Vice President
GROUPE DANONE                             GROUPE DANONE
1 Temasek Avenue #34-02                   7 rue de Teheran
Millenia Tower                            75381 Paris  Cedex 08
Singapore 039192                          France
Citizen of New Zealand

Christian LAUBIE                          Pedro MEDINA
Senior Executive Vice President and       Senior Vice President, Water Worldwide
  Chief Financial Officer                 GROUPE DANONE
GROUPE DANONE                             7 rue de Teheran
7 rue de Teheran                          75381 Paris  Cedex 08
75381 Paris  Cedex 08                     France
France                                    Citizen of Venezuela

Jacques VINCENT
Senior Executive Vice President
GROUPE DANONE
7 rue de Teheran
75381 Paris  Cedex 08
France

                                                                     Schedule II

Directors and Executive Officers of Danone Foods

1.  Board of Directors


Antoine RIBOUD                            Jan BENNINK
Chairman of Strategy and Appointments     Senior Vice President,
  Advisory Committee                        Dairy Products Worldwide
GROUPE DANONE                             GROUPE DANONE
7 rue de Teheran                          7 rue de Teheran
75381 Paris  Cedex 08                     75381 Paris  Cedex 08
France                                    France
                                          Citizen of The Netherlands

Francis GAUTIER                           Jay JOHNSON
Retired                                   President
GROUPE DANONE                             Majestic Investments
7 rue de Teheran                          2080 West North Temple
75381 Paris  Cedex 08                     Salt Lake City, UT 84116
France                                    U.S.A.
                                          Citizen of the United States of
                                          America

Thomas KUNZ                               Rick LEES
President                                 President
Danone Foods, Inc.                        Dannon Company, Inc.
120 White Plains Road                     120 White Plains Road
Tarrytown, New York  10591                Tarrytown, New York  10591
U.S.A.                                    U.S.A.
Citizen of Switzerland                    Citizen of the United States of
                                          America

Alonzo McDONALD                           Jacques VINCENT
Executive                                 Senior Executive Vice President
Avenir Group, Inc.                        GROUPE DANONE
380 N. Old Woodward                       7 rue de Teheran
Suite 314                                 75381 Paris
Birmingham, MI  48009                     France
U.S.A.
Citizen of the United States of America

2.  Executive Officers

Thomas KUNZ                               Rick LEES
President                                 President
Danone Foods, Inc.                        Dannon Company, Inc.
120 White Plains Road                     120 White Plains Road
Tarrytown, New York  10591                Tarrytown, New York  10591
U.S.A.                                    U.S.A.
Citizen of Switzerland                    Citizen of the United States of
                                          America

                                                                       EXHIBIT 1




                             JOINT FILING AGREEMENT



         The undersigned hereby agree that the Statement on Schedule 13D, dated October 12, 1999, ("Schedule 13D"), with respect to the Common Stock, no par value, of Lifeway Foods, Inc. is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of October 12, 1999.

                                        GROUPE DANONE



                                        By   /s/ Fanny Picard
                                          --------------------------------------
                                          Name:  Fanny Picard
                                          Title: Director-Corporate Development
                                                 (Authorized Representative of
                                                 GROUPE DANONE)


                                        DANONE FOODS, INC.



                                        By   /s/ Fanny Picard
                                          --------------------------------------
                                          Name:  Fanny Picard
                                          Title: Director-Corporate Development
                                                 (Authorized Representative of
                                                 Danone Foods, Inc.)

                                                                       EXHIBIT 2


================================================================================

                     --------------------------------------


                            STOCK PURCHASE AGREEMENT

                     --------------------------------------


                                      Among

                              LIFEWAY FOODS, INC.,

                               DANONE FOODS, INC.,

                               MICHAEL SMOLYANSKY

                                       and

                             THE OTHER STOCKHOLDERS

                      LISTED ON THE SIGNATURE PAGES HEREOF



                           Dated as of October 1, 1999



================================================================================

                                TABLE OF CONTENTS

Section                                                                    Page

                                    ARTICLE I

                                   DEFINITIONS

1.01.  Certain Defined Terms..................................................1
1.02.  Other Definitions......................................................5
1.03.  Terms Generally........................................................6


                                   ARTICLE II

                                PURCHASE AND SALE

2.01.  Purchase and Sale of the Shares........................................6
2.02.  The Closing............................................................7
2.03.  Closing Deliveries by the Company......................................7
2.04.  Closing Deliveries by the Selling Stockholders.........................8
2.05.  Closing Deliveries by the Purchaser....................................8

                                   ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.01.  Organization, Authority and Qualification of the Company and
       the Subsidiaries.......................................................9
3.02.  Capital Stock of the Company; Ownership of the Shares..................9
3.03.  Corporate Books and Records...........................................10
3.04.  Subsidiaries..........................................................10
3.05.  No Conflict...........................................................11
3.06.  Governmental Consents and Approvals...................................11
3.07.  SEC Filings; Financial Statements.....................................11
3.08.  No Undisclosed Liabilities............................................12
3.09.  Absence of Certain Changes or Events..................................12
3.10.  Litigation............................................................13
3.11.  Compliance with Laws..................................................13
3.12.  Environmental Matters.................................................14
3.13.  Material Contracts....................................................15
3.14.  Intellectual Property.................................................15
3.15.  Year 2000 Compliance..................................................17
3.16.  Title to Properties; Absence of Encumbrances..........................17
3.17.  Employee Benefit Matters; Labor Matters...............................17
3.18.  Taxes.................................................................19

Section                                                                     Page

3.19.  Insurance.............................................................20
3.20.  Brokers...............................................................20
3.21.  State Takeover Statutes; Appraisal Rights.............................20
3.22.  Securities Law Compliance.............................................20
3.23.  Company Statement.....................................................20

                                   ARTICLE IV

           REPRESENTATIONS AND WARRANTIES OF THE SELLING STOCKHOLDERS

 4.01.  Authorization........................................................21
4.02.  No Conflict...........................................................21
4.03.  Governmental Consents and Approvals...................................22
4.05.  Ownership.............................................................22
4.06.  Disclosure; Access to Information.....................................22

                                    ARTICLE V

                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

5.01.  Organization and Authority of the Purchaser...........................22
5.02.  No Conflict...........................................................23
5.03.  Governmental Consents and Approvals...................................23
5.04.  Investment Purpose....................................................23
5.05.  Status of Shares......................................................23
5.06.  Brokers...............................................................24
5.07.  Disclosure; Access to Information.....................................24

                                   ARTICLE VI

                              ADDITIONAL AGREEMENTS

6.01.  Public Announcements..................................................24
6.02.  Further Action........................................................24
 6.03.  NASDAQ Listing.......................................................24
6.04.  Treasury Shares.......................................................24

                                   ARTICLE VII

                                 INDEMNIFICATION

7.01.  Survival of Representations and Warranties............................25
7.02.  Indemnification by the Company........................................25

Section                                                                    Page

                                  ARTICLE VIII

                               GENERAL PROVISIONS


8.01.  Waiver................................................................27
8.02.  Expenses..............................................................27
8.03.  Notices...............................................................28
8.04.  Headings..............................................................29
8.05.  Selling Stockholders Representative...................................29
8.06.  Severability..........................................................30
8.07.  Entire Agreement......................................................30
8.08.  Assignment............................................................30
8.09.  No Third Party Beneficiaries..........................................30
8.10.  Amendment.............................................................30
8.11.  Governing Law.........................................................30
8.12.  Consent to Jurisdiction...............................................30
8.13.  Waiver of Jury Trial..................................................31
8.14.  Counterparts..........................................................31

                                    EXHIBITS

Schedule A   Selling Stockholders
2.03(d)      Form of Opinion of the Company's Counsel
2.04(c)      Form of Opinion of the Selling Stockholders' Counsel

                  STOCK PURCHASE AGREEMENT, dated as of October 1, 1999, among Lifeway Foods, Inc., an Illinois corporation (the "Company"), Danone Foods, Inc., a Delaware corporation (the "Purchaser"), Michael Smolyansky and the other stockholders of the Company listed on the signature pages hereto (collectively, the "Selling Stockholders").

                              W I T N E S S E T H:

                  WHEREAS, the Company wishes to issue and sell to the Purchaser, and the Purchaser wishes to purchase from the Company, 497,767 shares of common stock, no par value per share, of the Company ("Common Stock"), upon the terms and subject to the conditions set forth herein. Such shares of Common Stock are collectively referred to as the "Company Shares";

                  WHEREAS, concurrently with the issuance and sale of the Company Shares hereunder, the Selling Stockholders wish to sell to the Purchaser and the Purchaser wishes to purchase from the Selling Stockholders 150,000 shares of Common Stock (the "Seller Shares"), upon the terms and subject to the conditions set forth herein. The Company Shares and the Seller Shares are collectively referred to as the "Shares"; and

                  WHEREAS, simultaneously with the execution of this Agreement, the parties hereto are executing the Stockholders' Agreement (as defined below);

                  NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the Purchaser, the Selling Stockholders and the Company hereby agree as follows:


                                    ARTICLE I

                                   DEFINITIONS

                  SECTION 1.01. Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

                  "Action" means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

                  "Affiliate" means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

                  "Agreement" or "this Agreement" means this Stock Purchase Agreement, dated as of October 1, 1999, among the Company, the Purchaser and the Selling Stockholders (including the Exhibits hereto and the Disclosure Schedule) and all amendments hereto made in accordance with the provisions of Section 8.10.

                  "Business" means the business of manufacturing, marketing and selling cultured, probiotic and functional food products in the health food industry and all other business which prior to the date hereof has been conducted by the Company and the Subsidiaries.

                  "Business Day" means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in New York City or the State of Illinois.

                  "CERCLA" means the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended as of the date hereof.

                  "Code" means the Internal Revenue Code of 1986, as amended through the date ---- hereof.

                  "Company Systems" shall mean all computer, hardware, software, systems and equipment (including embedded microcontrollers in noncomputer equipment) material to or necessary for the Company and the Subsidiaries to carry on their businesses as currently conducted.

                  "control" (including the terms "controlled by" and "under common control with"), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including, without limitation, the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

                  "Disclosure Schedule" means the Disclosure Schedule attached hereto, dated as of the date hereof, and forming a part of this Agreement.

                  "Employee Plan" means any equity incentive plan, agreement, bonus, award, stock purchase plan, stock option plan or other stock arrangement with respect to any directors, officers or other employees of the Company.

                  "Encumbrance" means any security interest, pledge, mortgage, lien (including, without limitation, environmental and tax liens), charge, encumbrance, adverse claim, preferential arrangement or restriction of any kind, including, without limitation, any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

                  "Environmental Laws" means any federal, state or local statute, law, ordinance, regulation, rule, code or order of the United States, or any other foreign or domestic or supranational jurisdiction and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of the environment or natural resources, including, without limitation, those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials, as in effect as of the date of this Agreement.

                  "Environmental Permits" means any permit, approval, identification number, license and other authorization required under any applicable Environmental Law.

                  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

                  "Fully Diluted Basis" means, in respect of the Common Stock, the method of calculating the number of shares of Common Stock issued and outstanding on an applicable measurement date, pursuant to which the number of shares of Common Stock issued and outstanding on any such date are aggregated with the number of shares of Common Stock issuable on such date upon exercise or conversion of any other security of the Company outstanding on such date (including employee stock options issued and issuable pursuant to Employee Plans).

                  "Governmental Authority" means any United States federal, state, local, supranational or any foreign government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

                  "Governmental Order" means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

                  "Hazardous Materials" means (i) any petroleum, petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls or (ii) any chemical, material or substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any applicable Environmental Law.

                  "Intellectual Property" means (i) United States, international and foreign patents, patent applications and statutory invention registrations,
(ii) trademarks, service marks, trade dress, logos, and other source identifiers, including registrations and applications for registration thereof,
(iii) copyrights, including registrations and applications for registration thereof and (iv) confidential and proprietary information, including trade secrets and know-how.

                  "Law" means any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, order, other requirement or rule of law.

                  "Liabilities" means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including, without limitation, those arising under any Law (including, without limitation, any Environmental Law), Action or Governmental Order and those arising under any contract, agreement, arrangement, commitment or undertaking.

                  "Material Adverse Effect" means any circumstance, change in, or effect on the Business, the Company or any Subsidiary that, individually or in the aggregate with any other circumstances, changes in, or effects on, the Business, the Company or any Subsidiary is, or could be materially adverse to the business, operations, assets or liabilities, employee relationships, customer or supplier relationships, prospects, results of operations or the condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole. Material Adverse Effect shall be determined without regard to the definition of Material Contracts contained in this Agreement.

                  "Owned Real Property" means the real property owned by the Company or any Subsidiary, together will all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property of the Company or any Subsidiary attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.

                  "Permitted Encumbrances" means such of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced: (a) liens for taxes, assessments and governmental charges or levies not yet due and payable which are not in excess of the amount accrued therefor on the Company Balance Sheet; (b) Encumbrances imposed by law, such as materialmen's, mechanics', carriers', workmen's and repairmen's liens and other similar liens arising in the ordinary course of business securing obligations that (i) are not overdue for a period of more than 30 days and (ii) are not in excess of $5,000 in the case of a single property or $50,000 in the aggregate at any time; (c) pledges or deposits to secure obligations under workers' compensation laws or similar legislation or to secure public or statutory obligations; and (d) minor survey exceptions, reciprocal easement agreements and other customary encumbrances on title to real property that (i) were not incurred in connection with any indebtedness, (ii) do not render title to the property encumbered thereby unmarketable and (iii) do not, individually or in the aggregate, materially adversely affect the value or use of such property for its current and anticipated purposes.

                  "Person" means any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

                  "Release" means disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying, seeping, placing and the like into or upon any land or water or air or otherwise entering into the environment.

                  "SEC" means the United States Securities and Exchange Commission.

                  "Securities Act" means the Securities Act of 1933, as amended.

                  "Stockholders' Agreement" means the Stockholders' Agreement, dated the date hereof, among the Company, the Purchaser and the other stockholders of the Company party thereto.

                  "Stock Option Plan" means the Consulting and Services Compensation Agreement dated June 5, 1995.

                  "Subsidiaries" means any and all other corporations, partnerships, joint ventures, associations and other entities controlled by the Company directly or indirectly through one or more intermediaries.

                  "Vendors" means any and all vendors who are unaffiliated with the Company who supply raw materials, components, spare parts, supplies, goods, merchandise or services to the Company or any Subsidiary.

                  "Year 2000 Compliant" means that the Company Systems provide uninterrupted millennium functionality in that the Company Systems will (a) record, store, process and present calendar dates falling on or after January 1, 2000, in the same manner and with the same functionality as the Company Systems record, store, process and present calendar dates falling on or before December 31, 1999 and (b) correctly recognize September 9, 1999 date values.

                  SECTION 1.02. Other Definitions. The meanings of the following terms can be found in the Sections of this Agreement indicated below:

                  Term                                     Section
                  ----                                     -------

                  Board of Directors.......................Section 2.03(c)
                  Closing..................................Section 2.02
                  Closing Date.............................Section 2.02
                  Common Stock.............................Recitals
                  Company..................................Preamble
                  Company Balance Sheet....................Section 3.07(b)
                  Company Benefit Plans....................Section 3.17(a)
                  Company Permits..........................Section 3.11(b)
                  Company SEC Reports......................Section 3.07(a)
                  Company Shares...........................Recitals
                  Company Shares Purchase Price............Section 2.01(a)
                  ERISA....................................Section 3.17(a)
                  FDA......................................Section 3.11(a)

                  IRS......................................Section 3.17(d)
                  Licensed Intellectual Property...........Section 3.14(a)
                  Loss.....................................Section 7.02(a)
                  Material Contracts.......................Section 3.13(a)
                  Owned Intellectual Property..............Section 3.14(a)
                  Preferred Stock..........................Section 3.02
                  Purchaser................................Preamble
                  Regulated Products.......................Section 3.11(a)
                  Seller Shares............................Recitals
                  Seller Shares Purchase Price.............Section 2.01(b)
                  Selling Stockholder Representative.......Section 8.05(a)
                  Selling Stockholders.....................Preamble
                  Shares...................................Recitals
                  Third Party Claims.......................Section 7.02(e)


                  SECTION 1.03. Terms Generally. References in this Agreement to articles, sections, paragraphs, clauses, schedules and exhibits are to articles, sections, paragraphs, clauses, schedules and exhibits in or to this Agreement unless otherwise indicated. Whenever the context may require, any pronoun includes the corresponding masculine, feminine and neuter forms. Any term defined by reference to any agreement, instrument or document has the meaning assigned to it whether or not such agreement, instrument or document is in effect. The words "include", "includes" and "including" are deemed to be followed by the phrase "without limitation". Unless the context otherwise requires, any agreement, instrument or other document defined or referred to herein refers to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified from time to time. Unless the context otherwise requires, references herein to any Person include its successors and assigns. The words "shall" and "will" have the same meaning and effect.


                                   ARTICLE II

                                PURCHASE AND SALE

                  SECTION 2.01. Purchase and Sale of the Shares. (a) Subject to the terms and conditions contained herein, upon the basis of the representations and warranties contained herein of the Purchaser, the Company agrees to issue and sell to the Purchaser and, upon the basis of the representations and warranties contained herein of the Company, the Purchaser agrees to purchase from the Company, the Company Shares for an aggregate purchase price of $4,977,670 (the "Company Shares Purchase Price").

                  (b) Subject to the terms and conditions contained herein, upon the basis of the representations and warranties contained herein of the Purchaser, the Selling

         Stockholders, severally and not jointly, agree to sell to the Purchaser and, upon the basis of the representations and warranties contained herein of the Selling Stockholders, the Purchaser agrees to purchase from each Selling Stockholder, the number of Seller Shares set forth in Schedule A opposite such Selling Stockholders name for an aggregate purchase price of $1,500,000 (the "Seller Shares Purchase Price").

                  SECTION 2.02. The Closing. The purchase of the Shares contemplated by this Agreement shall take place at a closing (the "Closing") to be held at the offices of the Company on the date hereof ("Closing Date").

                  SECTION 2.03. Closing Deliveries by the Company. At the Closing, the Company shall deliver or cause to be delivered to the Purchaser:

                  (a) a newly issued stock certificate issued to the Purchaser evidencing the Company Shares;

                  (b) a receipt for the Company Shares Purchase Price;

                  (c) a true and complete copy, certified by the Secretary or an Assistant Secretary of the Company, of the resolutions duly and validly adopted by the board of directors of the Company evidencing (i) its authorization of the execution and delivery of this Agreement and the Stockholders' Agreement and the consummation of the transactions contemplated hereby and thereby, including the issuance of the Company Shares and (ii) the expansion of the board of directors of the Company (the "Board of Directors") from four to five directors and the election of the individual designated by the Purchaser in writing to the board of directors, to serve until the next annual meeting of the Company's stockholders;

                  (d) from Futro & Trauernicht LLC a legal opinion, addressed to the Purchaser and dated the Closing Date, substantially in the form of
         Exhibit 2.03(d);

                  (e) a copy of (i) the certificates of incorporation, as amended (or similar organizational documents), of the Company, certified by the secretary of state of Illinois, as of a date not earlier than five Business Days prior to the Closing Date and accompanied by a certificate of the Secretary or Assistant Secretary of the Company, dated as of the Closing Date, stating that no amendments have been made to such certificate of incorporation since such date, and (ii) the by-laws of the Company certified by the Secretary or Assistant Secretary of the Company;

                  (f) good standing certificates for the Company and for each Subsidiary from the secretary of state or similar Governmental Authority, if applicable, of the jurisdiction in which each such entity is incorporated or organized, in each case dated as of a date not earlier than five Business Days prior to such Closing Date; and

                  (g) a certificate of the registrar and transfer agent of the Company, certifying the number of outstanding shares of Common Stock of the Company as of a date not more than two Business Days prior to the Closing Date.

                  SECTION 2.04. Closing Deliveries by the Selling Stockholders. At the Closing, the Selling Stockholders shall deliver to the Purchaser:

                  (a) stock certificates evidencing the Seller Shares duly endorsed in blank, or accompanied by stock powers duly executed in blank, in form satisfactory to the Purchaser and with all required stock transfer tax stamps affixed;

                  (b) a receipt for the Seller Shares Purchase Price; and

                  (c) from Futro & Trauernicht LLC a legal opinion, addressed to the Purchaser and dated on the Closing Date, substantially in the form of Exhibit 2.04(c).

                  SECTION 2.05. Closing Deliveries by the Purchaser. (a) At the Closing, the Purchaser shall deliver to the Company:

                           (i) the Company Shares Purchase Price by wire
                  transfer of immediately available funds to the bank account designated by the Company; and

                           (ii) a receipt acknowledging delivery of the stock
                  certificate specified in Section 2.06(a).

                  (b) At the Closing, the Purchaser shall deliver to the Selling Stockholders Representative:

                           (i) the Seller Shares Purchase Price by wire transfer
                  of immediately available funds to the bank account designated by the Selling Stockholder Representative; and

                           (ii) a receipt acknowledging delivery of the stock
                  certificates specified in Section 2.04(a).

                                   ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

                  As an inducement to the Purchaser to enter into this Agreement and the Stockholders' Agreement, the Company hereby represents and warrants to the Purchaser as follows:

                  SECTION 3.01. Organization, Authority and Qualification of the Company and the Subsidiaries. (a) The Company and each Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and the Company has all necessary power and authority to enter into each of this Agreement and the Stockholders' Agreement, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Company and each Subsidiary is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its Business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect.

                  (b) The execution and delivery of this Agreement and the Stockholders' Agreement by the Company, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of the Company and its shareholders.

                  (c) Each of this Agreement and the Stockholders' Agreement have been duly executed and delivered by the Company, and (assuming due authorization, execution and delivery by the Purchaser and stockholders of the Company party thereto) each of this Agreement and the Stockholders' Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms. Neither the Company nor any Subsidiary is in violation of any of the provisions of their respective certificate of incorporation, by-laws or equivalent organizational documents.

                  (d) True and complete copies of the charter and by-laws, in each case as in effect on the date hereof, of the Company have been delivered by the Company to the Purchaser.

                  SECTION 3.02. Capital Stock of the Company; Ownership of the Shares. As of the date hereof and without giving effect to the consummation of the transactions contemplated hereby, (a) the authorized capital stock of the Company consists of 10,000,000 shares of Common Stock and 2,500,000 shares of preferred stock, no par value per share, of the Company ("Preferred Stock"), (b)
(i) 3,820,677 shares of Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) 10,400 shares of Common Stock are held in the treasury of the Company, (iii) 234,300 shares of Common Stock are reserved for issuance pursuant to stock options granted pursuant to the Stock Option Plan and (iv) no options are outstanding under the Stock Option Plan and
(c) no shares of Preferred Stock have been issued and are outstanding. After giving effect to the consummation of the transactions contemplated hereby, the number of issued and outstanding shares of Common Stock on a Fully Diluted Basis will be 4,318,344. None of the issued and outstanding shares of Common Stock was issued in violation of any preemptive rights. Except for the Stock Option Plan, there are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the capital stock of the Company or obligating the Company to issue or sell any shares of capital stock of, or any other interest in, the Company. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of Common Stock or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person. The Shares have been duly authorized and validly issued and are fully paid and nonassessable; and none of the outstanding shares of Common Stock of the Company (including the Shares) was issued in violation of the preemptive or other similar rights of any securityholder of the Company. Upon delivery of the Shares and payment of the purchase price therefor as herein contemplated, the Purchaser, assuming it shall have purchased the Shares for value in good faith and without notice of any adverse claim, will own the Shares free and clear of all Encumbrances. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any shares of Common Stock. No person has demand or other rights to cause the Company to file any registration statement under the Securities Act relating to any securities of the Company or any right to participate in any such registration.

                  SECTION 3.03. Corporate Books and Records. The minute books of the Company contain accurate records of all meetings and accurately reflect all other actions taken by the shareholders, the Board of Directors and all committees of the Board of Directors of the Company. Complete and accurate copies of all such minute books and of the stock register of the Company have been made available to the Purchaser.

                  SECTION 3.04. Subsidiaries. (a) Section 3.04(a) of the Disclosure Schedule sets forth a true and complete list of all Subsidiaries, listing for each Subsidiary its name, type of entity, the jurisdiction and date of its incorporation or organization, its authorized capital stock, partnership capital or equivalent, the number and type of its issued and outstanding shares of capital stock, partnership interests or similar ownership interests, the current ownership of such shares, partnership interests or similar ownership interests, a brief description of its business, revenues for the most recent ended fiscal year and the number of employees employed by it at the end of such fiscal year.

                  (b) Other than the Subsidiaries, there are no other corporations, partnerships, joint ventures, associations or other entities in which the Company owns, of record or beneficially, any direct or indirect equity or other interest or any right (contingent or otherwise) to acquire the same.

                  SECTION 3.05. No Conflict. The execution, delivery and performance of this Agreement and the Stockholders' Agreement by the Company do not and will not (a) violate, conflict with or result in the breach of any provision of the charter or by-laws (or similar organizational documents) of the Company or any Subsidiary, (b) conflict with or violate any Law or Governmental Order, applicable to the Company, any Subsidiary or any of their respective assets, properties or businesses, or (c) except as disclosed in Section 3.05 of the Disclosure Schedule, conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the Shares or on any of the assets or properties of the Company or any Subsidiary pursuant to, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument, obligation or arrangement to which the Company or any Subsidiary is a party or by which any of the shares of Common Stock or any of such assets or properties is bound or affected, except, with respect to clauses (b) and (c), as would not, individually or in the aggregate, have a Material Adverse Effect.

                  SECTION 3.06. Governmental Consents and Approvals. The execution, delivery and performance of this Agreement and the Stockholders' Agreement by the Company do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to any Governmental Authority, except for (a) the applicable requirements, if any, of the Exchange Act (b) the applicable requirements of the Securities Act and state securities or "blue sky" laws in connection with the Company's obligations under the Stockholders' Agreement and (c) as disclosed in Section 3.06 of the Disclosure Schedule.

                  SECTION 3.07. SEC Filings; Financial Statements. (a) The Company has filed all forms, reports and documents required to be filed by it with the SEC since January 1, 1994 (collectively, the "Company SEC Reports"). As of the respective dates on which they were filed, (i) the Company SEC Reports complied in all material respects with the requirements of the Securities Act and the rules and regulations promulgated thereunder, and the Exchange Act, as the case may be, and (ii) none of the Company SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary is required to file any form, report or other document with the SEC.

                  (b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Reports was prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q under the Exchange Act), and each presented fairly, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and the consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments that could not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect). The balance sheet of the Company contained in the Company SEC Reports as of June 30, 1999 is hereinafter referred to as the "Company Balance Sheet."

                  (c) The Company has heretofore furnished to the Purchaser a complete and correct copy of any amendments or modification, that have not yet been filed with the SEC but that it would customarily file, to agreements, documents or other instruments that previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act. The Company is not obligated to file any report on Exchange Act Form 8-K (except as may be required with respect to the transactions contemplated hereby).

                  SECTION 3.08. No Undisclosed Liabilities. There are no Liabilities of the Company or any Subsidiary which would be required to be reflected on a balance sheet, or the notes thereto, prepared in accordance with generally accepted accounting principles, other than Liabilities (i) reflected or reserved against on the Company Balance Sheet, (ii) disclosed in Section 3.08 of the Disclosure Schedule or (iii) incurred since the date of the Company Balance Sheet in the ordinary course of the business, consistent with the past practices, of the Company and the Subsidiaries and which do not and will not, individually or in the aggregate, have a Material Adverse Effect.

                  SECTION 3.09. Absence of Certain Changes or Events. Since June 30, 1999, except as contemplated by, or disclosed pursuant to, this Agreement or disclosed in any SEC Report filed after June 30, 1999, the Company and the Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practices and there has not been any (a) Material Adverse Effect, (b) change by the Company in its accounting methods, principles or policies, (c) material revaluation by the Company of any asset (including, without limitation, any writing down of the value of inventory or writing off of notes or accounts receivable, other than in the ordinary course of business consistent with past practices, (d) entry by the Company or any Subsidiary into any commitment or transaction material to the Company and the Subsidiaries, taken as a whole, (e) declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of the Company or any redemption, purchase or other acquisition of any of its securities, (f) increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any officers or key employees of the Company or any Subsidiary, except in the ordinary course of business consistent with past practices, (g) (i) incurrence, assumption or guarantee by the Company or any Subsidiary of any indebtedness for borrowed money other than in the ordinary course of business and consistent with past practices, except as incurred under facilities existing as of the date of the Company Balance Sheet, or (ii) grant of any security interest on the assets of the Company or any Subsidiary to any Person, (h) making of any loan, advance or capital contribution to or investment in any Person by the Company or any Subsidiary other than (i) loans, advances or capital contributions to or investments in any wholly owned Subsidiary, (ii) loans or advances to the Company by any Subsidiary or (iii) loans or advances to employees of the Company or any Subsidiary made in the ordinary course of business consistent with past practices, (i) (i) transactions, commitments, contracts or agreements entered into by the Company or any Subsidiary relating to any acquisition or disposition of any assets or business with a value in excess of $100,000 or (ii) modification, amendment, assignment, termination or relinquishment by the Company or any Subsidiary of any material contract, license or other right, other than, in either case, transactions, commitment, contracts or agreements in the ordinary course of business consistent with past practices, (j) disclosure or abandonment by the Company or the Subsidiaries of any Intellectual Property or the grant of any Intellectual Property rights to any person by the Company or the Subsidiaries or (k) act or omission by the board of directors of the Company or any officer of the Company that could reasonably be expected to result in a Material Adverse Effect.

                  SECTION 3.10. Litigation. Except as disclosed in Section 3.10 of the Disclosure Schedule or as disclosed in the SEC Reports filed prior to the date of this Agreement, there are no Actions by or against the Company or any Subsidiary or Affiliate thereof (and relating to the Business, the Company or any Subsidiary), or affecting any of the assets of the Company or the Subsidiaries, pending before any Governmental Authority or, to the knowledge of the Company threatened to be brought by or before any Governmental Authority. Except as disclosed in Section 3.10 of the Disclosure Schedule, none of the Company, the Subsidiaries nor any of the assets of the Company or the Subsidiaries is subject to any Governmental Order (nor, to the knowledge of the Company, are there any such Governmental Orders threatened to be imposed by any Governmental Authority) which has had or will have, individually or in the aggregate, a Material Adverse Effect.

                  SECTION 3.11. Compliance with Laws. (a) Except as disclosed in
Section 3.11 of the Disclosure Schedule, neither the Company nor any Subsidiary is in default or violation of any Law or Governmental Order (including, but not limited to, those of the Food and Drug Administration (the "FDA") or any nongovernmental self-regulatory agency and including environmental laws or regulations). Each of the Company and each Subsidiary has timely filed or otherwise provided all registrations, reports, data, and other information and applications with respect to its governmentally regulated products (the "Regulated Products"), if any, required to be filed with or otherwise provided to the FDA or any Governmental Authority with jurisdiction over the manufacture, use or sale of the Regulated Products, and all regulatory licenses or approvals in respect thereof are in full force and effect, except where the failure to file timely such registrations, reports, data, information and applications or the failure to have such licenses and approvals in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect.

                  (b) Except as disclosed in Section 3.11(b) of the Disclosure Schedule, each of the Company and the Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority (including, but not limited to, the FDA or any nongovernmental self-regulatory agency) necessary or required for the Company or any Subsidiary to own, lease and operate its properties or to carry on its business as it is now being conducted (the "Company Permits"), and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened.

                  SECTION 3.12. Environmental Matters. Except as disclosed in
Section 3.12 of the Disclosure Schedule or as would not, individually or in the aggregate, have a Material Adverse Effect:

                  (a) The Company and the Subsidiaries (i) are in compliance with all applicable Environmental Laws, (ii) hold all Environmental Permits required for it to conduct its business and (iii) are in compliance with their respective Environmental Permits.

                  (b) Neither the Company nor any of the Subsidiaries has released, and to their knowledge no other person has released, Hazardous Materials on any real property owned or leased by the Company or the Subsidiaries or, during their ownership or occupancy of such property, on any property formerly owned or leased by the Company or any Subsidiary.

                  (c) Neither the Company nor any Subsidiary has received any written request for information, or been notified that it is a potentially responsible party, under CERCLA, or any similar Law of any state, locality or any other jurisdiction.

                  (d) Neither the Company nor any Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials (as defined below) and, to the knowledge of Company, no investigation, litigation or other proceeding is pending or threatened in writing with respect thereto.

                  (e) None of the real property currently or formerly owned or leased by the Company or any Subsidiary is listed or, to the knowledge of the Company, proposed for listing on the "National Priorities List" under CERCLA, as updated through the date of this Agreement, or any similar list of sites in the United States or any other jurisdiction requiring investigation or cleanup.

                  SECTION 3.13. Material Contracts. (a) Other than as filed as Exhibits to the SEC Reports or as disclosed in Section 3.13(a) of the Disclosure Schedule , there are no contracts, agreements, leases, licenses or commitments to which the Company or any Subsidiary is a party that involve consideration of more than $50,000 over the remaining term of such contract, agreement, leave, license or commitment ("Material Contracts").

                  (b) Except as disclosed in Section 3.13(b) of the Disclosure Schedule, each Material Contract: (i) is valid and binding on the respective parties thereto and is in full force and effect and (ii) upon consummation of the transactions contemplated by this Agreement and the Stockholders' Agreement, except to the extent that any consents set forth in Section 3.06 of the Disclosure Schedule are not obtained, shall continue in full force and effect without penalty or other adverse consequence. Neither the Company nor any Subsidiary is in breach of, or default under, any Material Contract.

                  (c) Except as disclosed in Section 3.13(c) of the Disclosure Schedule, to the knowledge of the Company, no other party to any Material Contract is in breach thereof or default thereunder.

                  SECTION 3.14. Intellectual Property. (a) Section 3.14(a) of the Disclosure Schedule sets forth a true and complete list of all (i) patents, patent applications, trademarks and other material Intellectual Property, in each case owned by the Company or a Subsidiary ("Owned Intellectual Property") and (ii) licenses (including sublicenses) of Intellectual Property to the Company or a Subsidiary or by the Company or a Subsidiary from a third party, in each case that are material to the Business of the Company or any Subsidiary ("Licensed Intellectual Property"), other than (A) any end-user operating system obtained with the purchase or license of equipment and (B) any end-user application software, in each case, that is commonly available. The Company and the Subsidiaries own or have the right to use all Intellectual Property material to the conduct of the business of the Company and its Subsidiaries.

                  (b) The use of the Owned Intellectual Property and the Licensed Intellectual Property by the Company and the Subsidiaries in the ordinary course of business does not conflict with or infringe upon the Intellectual Property rights of any third party.

                  (c) The Company or a Subsidiary is the exclusive owner of the entire and unencumbered right, title and interest in and to each item of Owned Intellectual Property, and the Company and the Subsidiaries have the right to use all of the Owned Intellectual Property and Licensed Intellectual Property in the continued operation of the Business in a manner consistent with past practice, subject only to the terms of the licenses of the Licensed Intellectual Property. The consummation of the transactions contemplated hereby will not alter or impair any of the Intellectual Property rights of the Company or any Subsidiary.

                  (d) Except as disclosed in Section 3.14(d) of the Disclosure Schedule, the Owned Intellectual Property and the Licensed Intellectual Property include all of the Intellectual Property material to the ordinary day-to-day conduct of the Business. The Owned Intellectual Property of the Company and the Subsidiaries is subsisting, valid and enforceable, and has not been adjudged invalid or unenforceable in whole or part.

                  (e) Except as disclosed in Section 3.14(e) of the Disclosure Schedule, no claims have been asserted, or are pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary (i) based upon or challenging or seeking to deny or restrict the use by the Company or any Subsidiary of any of the Owned Intellectual Property or Licensed Intellectual Property, (ii) alleging that any services provided by, processes used by or products manufactured or sold by the Company or any Subsidiary or that the use of Owned Intellectual Property or Licensed Intellectual Property in the ordinary course of business of the Company and the Subsidiaries infringes upon or misappropriates any Intellectual Property right of any third party or (iii) alleging that any Intellectual Property licensed pursuant to the Licensed Intellectual Property infringes upon any Intellectual Property right of any third party or is being licensed or sublicensed in conflict with the terms of any license or other agreement.

                  (f) Except as set forth in Section 3.14(f) of the Disclosure Schedule, to the knowledge of the Company, no person is engaging in any activity that infringes upon the Owned Intellectual Property or any Intellectual Property licensed to the Company and the Subsidiaries under the Licensed Intellectual Property. Except as disclosed in
         Section 3.14(f) of the Disclosure Schedule, neither the Company nor any Subsidiary has granted any license or other right to any third party with respect to the Owned Intellectual Property or Licensed Intellectual Property.

                  (g) To the knowledge of the Company (i) there has been no misappropriation of any material trade secrets or other material confidential Intellectual Property of the Company or any Subsidiary by any person, (ii) no employee, independent contractor or agent of the Company or any Subsidiary has misappropriated any trade secrets of any other person in the course of such performance as an employee, independent contractor or agent, and (iii) no employee, independent contractor or agent of the Company or any Subsidiary is in default or breach of any term of any employment agreement, nondisclosure agreement, assignment-of-invention agreement or similar agreement or contract relating in any way to the protection, ownership, development, use or transfer of Intellectual Property.

                  (h) The Company has taken all steps reasonably necessary to protect and maintain its rights to the Owned Intellectual Property and the Licensed Intellectual Property.

                  SECTION 3.15. Year 2000 Compliance. The Company has (i) undertaken an assessment of those Company Systems that could be adversely affected by a failure to be Year 2000 Compliant, (ii) developed a plan and time line for rendering such Company Systems Year 2000 Compliant and (iii) implemented such plan in accordance with such time line in all material respects. Based on such assessment, all Company Systems are Year 2000 Compliant or will be Year 2000 Compliant as required to avoid having a Material Adverse Effect. The Company estimates that the total remaining cost of rendering the Company Systems Year 2000 Compliant will be less than $10,000.

                  SECTION 3.16. Title to Properties; Absence of Encumbrances.
(a) Section 3.16(a) of the Disclosure Schedule lists all Owned Real Property of the Company or any Subsidiary. Other than the Owned Real Property identified in
Section 3.16(a) of the Disclosure Schedule, the Company and the Subsidiaries have no ownership or leasehold interest in any real property.

                  (b) Each of the Company and the Subsidiaries has good and valid title to, or in the case of leased properties and assets, valid leasehold interests in, all of the tangible properties and assets, real, personal and mixed, used or held for use in, or which are necessary to conduct, the Business as currently conducted, free and clear of any Encumbrances except for Permitted Encumbrances.

                  SECTION 3.17. Employee Benefit Matters; Labor Matters. (a) For purposes of this Agreement, "Company Benefit Plans" means (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements, whether legally enforceable or not, to which the Company or any Subsidiary is a party, with respect to which the Company or any Subsidiary has any obligation or which are maintained, contributed to or sponsored by the Company or any Subsidiary for the benefit of any current or former employee, officer or director of the Company or any Subsidiary, (ii) each employee benefit plan for which the Company or any Subsidiary could incur liability under Section 4069 of ERISA in the event such plan has been or were to be terminated, (iii) any plan in respect of which the Company or any Subsidiary could incur liability under Section 4212(c) of ERISA and (iv) any contracts, arrangements or understandings between the Company or any Subsidiary or any of their Affiliates and any employee of the Company or any Subsidiary including, without limitation, any contracts, arrangements or understandings relating to a sale of the Company or any Subsidiary.

                  (b) Except for the Company Benefit Plans listed in Section 3.17(b) of the Disclosure Schedule, none of the Company Benefit Plans provides for the payment of separation, severance, termination or similar-type benefits to any person or obligates the Company or any Subsidiary to pay separation, severance, termination or similar-type benefits solely or partially as a result of any transaction contemplated by this Agreement and the Stockholders' Agreement.

                  (c) Each Company Benefit Plan is now and always has been operated in all material respects in accordance with its terms and the requirements of all applicable laws, regulations and rules promulgated thereunder, including, without limitation, ERISA and the Code. The Company and each Subsidiary has performed all obligations required to be performed by it under, is not in any respect in default under or in violation of, and has no knowledge of any default or violation by any party to, any Company Benefit Plan. No action, claim or proceeding is pending or, to the knowledge of the Company, threatened with respect to any Company Benefit Plan (other than claims for benefits in the ordinary course) and no fact or event exists that could give rise to any such action, claim or proceeding.

                  (d) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has timely received a favorable determination letter from the Internal Revenue Service of the United States ("IRS") covering all of the provisions applicable to the Company Benefit Plan for which determination letters are currently available that the Company Benefit Plan is so qualified and each trust established in connection with any Company Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and no fact or event has occurred since the date of such determination letter or letters from the IRS to adversely affect the qualified status of any such Company Benefit Plan or the exempt status of any such trust.

                  (e) Neither the Company nor any Subsidiary has incurred any liability under, arising out of or by operation of Title IV of ERISA (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course), including, without limitation, any liability in connection with (i) the termination or reorganization of any employee benefit plan subject to Title IV of ERISA or (ii) the withdrawal from any multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) or multiple employer plan (within the meaning of Section 4001(a)(15) of ERISA), and no fact or event exists which could give rise to any such liability.

                  (f) Neither the Company nor any Subsidiary is a party to any collective bargaining or other labor union contract applicable to persons employed by the Company or any Subsidiary and no collective bargaining agreement is being negotiated by the Company or any Subsidiary. There is no labor dispute, strike or work stoppage against the Company or any Subsidiary pending or threatened which may interfere with the respective business activities of the Company or any Subsidiary, except where such dispute, strike or work stoppage could not materially affect the Business as currently conducted. To the knowledge of the Company, none of the Company, any Subsidiary, or any of their respective representatives or employees has committed any unfair labor practices in connection with the operation of the respective businesses of the Company or any Subsidiary, and there is no charge or complaint against the Company or any Subsidiary by the National Labor Relations Board or any comparable state agency pending or threatened in writing, except where such unfair labor practice, charge or complaint could not materially affect the Business as currently conducted.

                  SECTION 3.18. Taxes. (a) (i) All returns and reports in respect of Taxes required to be filed with respect to the Company and each Subsidiary (including any state Tax return that includes the Company or any Subsidiary on a consolidated or combined basis) have been timely filed; (ii) all Taxes required to be shown on such returns and reports or otherwise due have been timely paid; (iii) all such returns and reports (insofar as they relate to the activities or income of the Company or any Subsidiary) are true, correct and complete in all material respects; (iv) no adjustment relating to such returns has been proposed formally or informally by any Tax authority (insofar as either relates to the activities or income of the Company or any Subsidiary or could result in liability of the Company or any Subsidiary on the basis of joint and/or several liability) and, to the best knowledge of the Company and the Subsidiaries (after due inquiry), no basis exists for any such adjustment; (v) there are no pending or, to the best knowledge of the Company and the Subsidiaries (after due inquiry), threatened actions or proceedings for the assessment or collection of Taxes against the Company or any Subsidiary (insofar as either relates to the activities or income of the Company or any Subsidiary or could result in liability of the Company or any Subsidiary on the basis of joint and/or several liability); (vi) no consent under Section 341(f) of the Code has been filed with respect to the Company or any Subsidiary; (vii) there are no Tax liens on any assets of the Company or any Subsidiary; (viii) neither the Company nor any Subsidiary or Affiliate of the Company is a party to any agreement or arrangement that would result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code; (ix) no acceleration of the vesting schedule for any property that is substantially unvested within the meaning of the regulations under
Section 83 of the Code will occur in connection with the transactions contemplated by this Agreement; (x) from and after the Company's incorporation, the Company and each Subsidiary has been and continues to be a member of the affiliated group (within the meaning of Section 1504(a)(1) of the Code) for which the Company files a consolidated return as the common parent, and has not been includible in any other consolidated return for any taxable period for which the statute of limitations has not expired; (xi) neither the Company nor any Subsidiary has been at any time a member of any partnership or joint venture or the holder of a beneficial interest in any trust for any period for which the statute of limitations for any Tax has not expired; (xii) neither the Company nor any Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; and (xiii) neither the Company nor any Subsidiary is subject to any accumulated earnings tax penalty or personal holding company tax.

                  (b) On the Company Balance Sheet, reserves and allowances have been provided adequate to satisfy all Liabilities for Taxes relating to the Company and the

         Subsidiaries for periods through the applicable Closing Date (without regard to the materiality thereof).

                  SECTION 3.19. Insurance. The Company and the Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company and the Subsidiaries (taking into account the cost and availability of such insurance).

                  SECTION 3.20. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

                  SECTION 3.21. State Takeover Statutes; Appraisal Rights. No state takeover statute is applicable to this Agreement or the Stockholders' Agreement or the transactions contemplated hereby or thereby. No stockholder of the Company shall have any appraisal rights under applicable Law as a result of this Agreement or the Stockholders' Agreement or any of the transactions contemplated hereby or thereby.

                  SECTION 3.22. Securities Law Compliance. Assuming the representations and warranties of the Purchaser set forth in Article IV hereof are true and correct in all respects, the subscription and sale of the Company Shares pursuant to this Agreement will be exempt from the registration requirements of the Securities Act. Neither the Company nor any Person acting on its behalf has, in connection with the sale of the Company Shares, engaged in
(i) any form of general solicitation or general advertising (as those terms are used within the meaning of Rule 502(c) under the Securities Act), (ii) any action involving a public offering within the meaning of Section 4(2) of the Securities Act, or (iii) any action that would require the registration under the Securities Act of the offering and sale of the Shares pursuant to this Agreement or that would violate applicable state securities or "blue sky" laws. The Company has not made, directly or indirectly, any offer or sale of the Company Shares or of securities of the same or similar class as the Shares if, as a result, the offer and sale contemplated hereby could fail to be entitled to exemption from the registration requirements of the Securities Act. As used herein, the terms "offer" and "sale" have the meanings specified in Section 2(3) of the Securities Act.

                  SECTION 3.23. Company Statement. The statement listed as
Section 3.23 of the Disclosure Schedule was prepared by the Company in good faith and on the basis of reasonable assumptions. Such statement contains both statements of historical fact and forward looking statements. Forward looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those indicated by the forward looking statements. Examples of forward looking statements include, but are not limited to, projections of revenues, income, capital expenditures, and future economic performance. Important factors could cause actual results to differ materially from those indicated by forward looking statements. These risks and uncertainties include, but are not limited to, price competition, the actions of competitors, the effects of government regulation, possible delays in the introduction of new products, and customer acceptance of products. Forward looking statements are beyond the ability of the Company to control and in many cases the Company cannot predict what factors would cause results to differ materially from those indicated by the forward looking statements.



                                   ARTICLE IV

           REPRESENTATIONS AND WARRANTIES OF THE SELLING STOCKHOLDERS

                  As an inducement to the Purchaser to enter into this Agreement and the Stockholders' Agreement, each of the Selling Stockholders hereby, severally but not jointly, represent and warrant to the Purchaser as follows:

                  SECTION 4.01. Authorization. Each Selling Stockholder is an individual and has all requisite right, power and authority and full legal capacity to execute and deliver this Agreement and the Stockholders' Agreement and to perform his or her obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement and the Stockholders' Agreement have been duly and validly executed and delivered by such Selling Stockholder, and this Agreement and the Stockholders' Agreement constitute, legal, valid and binding obligations of each enforceable against such Selling Stockholder in accordance with its terms. The failure of the spouse of any Selling Stockholder to be a party or signatory to this Agreement or the Stockholders' Agreement shall not (i) prevent any such Selling Stockholder from performing his or her obligations and from consummating the transactions contemplated hereunder and thereunder or (ii) prevent this Agreement or the Stockholders' Agreement from constituting the legal, valid and binding obligation of any such Selling Stockholder enforceable against any such Selling Stockholder in accordance with its terms.

                  SECTION 4.02. No Conflict. The execution, delivery and performance of this Agreement and the Selling Stockholders' Agreement by each of the Selling Stockholders do not and will not conflict with or violate any Law or Governmental Order, applicable to such Selling Stockholder, or conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the Seller Shares or on any of the assets or properties of such Selling Stockholder pursuant to, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument, obligation or arrangement to which such Selling Stockholder is a party or by which any of the Seller Shares or any of such assets or properties is bound or affected.

                  SECTION 4.03. Governmental Consents and Approvals. The execution, delivery and performance of this Agreement and the Selling Stockholders' Agreement by each of the Selling Stockholders do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to any Governmental Authority, except as may be required by the Exchange Act.

                  SECTION 4.04. Accuracy of Representations and Warranties of the Company. Each of the Selling Stockholders has reviewed the representations and warranties of the Company contained in Article III of this Agreement, and, to the best knowledge of each such Selling Stockholder, such representations and warranties of the Company are true and correct (without giving effect to any knowledge qualifier contained in such representation and warranty).

                  SECTION 4.05. Ownership. Each of the Selling Stockholders owns the number of Seller Shares set forth next to such Selling Stockholder's name in Schedule A and such Selling Stockholder has good and marketable title to such Seller Shares, free and clear of any Encumbrance of any kind. All the Seller Shares set forth next to each Selling Stockholder's name in Schedule A have been duly authorized, validly issued, and are fully paid and nonassessable and have been accorded full voting rights. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Seller Shares and upon delivery of such Seller Shares and payment of the Purchase Price therefor as contemplated herein, the Purchaser, assuming it shall have purchased the Seller Shares for value in good faith and without notice of any adverse claim, will own the Seller Shares free and clear of all Encumbrances.

                  SECTION 4.06. Disclosure; Access to Information. Each of the Selling Stockholders has received the materials listed in Section 4.06 of the Disclosure Schedule, but has not necessarily relied on all the information contained in such materials.


                                    ARTICLE V

                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

                  As an inducement to the Company to enter into this Agreement and the Stockholders' Agreement, the Purchaser hereby represents and warrants to the Company as follows:

                  SECTION 5.01. Organization and Authority of the Purchaser. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Delaware. The Purchaser has all necessary corporate power and authority to enter into this Agreement and the Stockholders' Agreement to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Stockholders' Agreement by the Purchaser, the performance by the Purchaser of its obligations hereunder and thereunder and the consummation by each of the Parent and the Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of the Purchaser. This Agreement and the Stockholders' Agreement have been duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the Company and the stockholders of the Company party thereto) constitute legal, valid and binding obligations of the Purchaser enforceable against the Purchaser in accordance with their terms.

                  SECTION 5.02. No Conflict. Assuming the making and obtaining of all filings, notifications, consents, approvals, authorizations and other actions referred to in Section 5.03, except as may result from any facts or circumstances relating solely to the Company, the execution, delivery and performance of this Agreement and the Stockholders' Agreement by the Purchaser do not and will not (a) violate, conflict with or result in the breach of any provision of the certificate of incorporation, by-laws or other similar organizational documents of the Purchaser, (b) conflict with or violate any Law or Governmental Order applicable to the Purchaser or (c) conflict with, or result in any breach of, constitute a default (or event which with the giving of notice or lapse or time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation, or cancellation of, or result in the creation of any Encumbrance on any of the assets or properties of the Purchaser pursuant to, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Purchaser is a party or by which any of such assets or properties are bound or affected which, with respect to clauses (b) and (c) above would have a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated by this Agreement and the Stockholders' Agreement.

                  SECTION 5.03. Governmental Consents and Approvals. The execution, delivery and performance of this Agreement and the Stockholders' Agreement by the Purchaser do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, except for the applicable requirements of the Exchange Act.

                  SECTION 5.04. Investment Purpose. The Purchaser is acquiring the Company Shares solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof.

                  SECTION 5.05. Status of Shares. The Purchaser understands that the Company Shares have not been and will not be registered under the Securities Act or under any state securities laws (other than in accordance with the Stockholder's Agreement) and are being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering. The Purchaser further understands that such exemption depends in part upon, and such Shares are being sold in reliance on, the representations and warranties set forth in this Article V.

                  SECTION 5.06. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.

                  SECTION 5.07. Disclosure; Access to Information. The Purchaser has had access to publicly available information pertaining to the Company, conducted oral discussions with senior management of the Company and has been provided with certain portions of a certain Collaboration Agreement, dated as of May 13, 1997, between GalaGen Inc. and Lifeway Foods, Inc., a certain Sub-license Agreement, dated as of May 1, 1998, between Galagen, Inc. and Lifeway Foods, Inc. and a certain License Agreement, dated as of April 7, 1998, between Metagenics Inc. and Galagen Inc. For purposes of this transaction, a due diligence examination of the Company was conducted on behalf of the Purchaser by an Affiliate of the Purchaser and such due diligence was based upon the publicly available information pertaining to the Company that was made available to the Affiliate of the Purchaser and the oral discussions conducted by the Affiliate of the Purchaser with senior management of the Company.

                                   ARTICLE VI

                              ADDITIONAL AGREEMENTS

                  SECTION 6.01. Public Announcements. No party to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the Stockholders' Agreement or the transactions contemplated thereby or otherwise communicate with any news media without the prior written consent of the Company and the Purchaser, and the parties shall cooperate as to the timing and contents of any such press release or public announcement.

                  SECTION 6.02. Further Action. Each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement or the Stockholders' Agreement and consummate and make effective the transactions contemplated hereby.

                  SECTION 6.03. NASDAQ Listing. The Company shall use its best efforts to effect the listing of the Company Shares on the NASDAQ SmallCap Market no later than 10 Business Days after the Closing.

                  SECTION 6.04. Treasury Shares. Immediately after the Closing, all 10,400 shares of Common Stock held by the Company in its treasury shall be canceled.

                                   ARTICLE VII

                                 INDEMNIFICATION

                  SECTION 7.01. Survival of Representations and Warranties. The representations and warranties of each of the parties contained in this Agreement and all statements contained in this Agreement and the Disclosure Schedule shall survive until the third anniversary of the Closing Date. If written notice of a claim has been given prior to the expiration of the applicable representations and warranties, then the relevant representations and warranties shall survive as to such claim, until such claim has been finally resolved.

                  SECTION 7.02. Indemnification by the Company. (a) The Purchaser, their Affiliates and their successors and assigns and the officers, directors, employees and agents of the Purchaser, their Affiliates and their successors and assigns shall be indemnified and held harmless by the Company for any and all Liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including, without limitation, attorneys' and consultants' fees and expenses) actually suffered or incurred by them (including, without limitation, any Action brought or otherwise initiated by any of them) (hereinafter a "Loss"), arising out of or resulting from:

                           (i) the breach of any representation or warranty made
                  by the Company contained in this Agreement;

                           (ii) the breach of any covenant or agreement by the
                  Company contained in this Agreement; or

                           (iii) any claim or cause of action of any third party
                  relating to the business conducted by the Company or any Subsidiary.

To the extent that the Company's undertakings set forth in this Section 7.02(a) may be unenforceable, the Company shall contribute the maximum amount that it is permitted to contribute under applicable Law to the payment and satisfaction of all Losses incurred by the Purchaser.

                  (b) The Purchaser, their Affiliates and their successors and assigns and the officers, directors, employees and agents of the Purchaser, their Affiliates and their successors and assigns shall be indemnified and held harmless by the Selling Stockholders, severally and not jointly, for any and all Loss arising out of or resulting from:

                           (i) the breach of any representation or warranty made
                  by the Selling Stockholders contained in this Agreement; or

                           (ii) the breach of any covenant or agreement by the
                  Selling Stockholders contained in this Agreement.

To the extent that the Selling Stockholders' undertakings set forth in this
Section 7.02(b) may be unenforceable, the Selling Stockholder shall contribute the maximum amount that it is permitted to contribute under applicable Law to the payment and satisfaction of all Losses incurred by the Purchaser.

                  (c) The Company, its Affiliates and their successors and assigns and the officers, directors, employees and agents of the Company, their Affiliates and their successors and assigns and the Selling Stockholders shall be indemnified and held harmless by the Purchaser for any and all Loss arising out of or resulting from any claim by a third party based on or related to the breach of any representation or warranty made by the Purchaser contained in Article V of this Agreement.

To the extent that the Purchaser's undertakings set forth in this Section 7.02(c) may be unenforceable, the Purchaser shall contribute the maximum amount that it is permitted to contribute under applicable Law to the payment and satisfaction of all such Losses incurred by the Company and the Selling Stockholders.

                  (d) An indemnified party shall give the indemnifying party notice of any matter which an indemnified party has determined has given or could give rise to a right of indemnification under this Agreement, within 60 days of such determination, stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises; provided, however, that the failure to provide such notice shall not release the indemnifying party from any of its obligations under this Article VII except to the extent the indemnifying party is materially prejudiced by such failure and shall not relieve the indemnifying party from any other obligation or Liability that it may have to any indemnified party otherwise than under this Article VII.

                  (e) The obligations and Liabilities of the indemnifying party under this Article VII with respect to Losses arising from claims of any third party which are subject to the indemnification provided for in this Article VII ("Third Party Claims") shall be governed by and contingent upon the following additional terms and conditions: if an indemnified party shall receive notice of any Third Party Claim, the indemnified party shall give the indemnifying party notice of such Third Party Claim within 60 days of the receipt by the indemnified party of such notice; provided, however, that the failure to provide such notice shall not release the indemnifying party from any of its obligations under this Article VII except to the extent the indemnifying party is materially prejudiced by such failure and shall not relieve the indemnifying party from any other obligation or Liability that it may have to any indemnified party otherwise than under this Article VII. If the indemnifying party acknowledges in writing its obligation to indemnify the indemnified party hereunder against any Losses that may result from such Third Party Claim, then the indemnifying party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the indemnified party within ten days of the receipt of such notice from the indemnified party; provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the judgment of the indemnified party, in its reasonable discretion, for the same counsel to represent both the indemnified party and the indemnifying party, then the indemnified party shall be entitled to retain its own counsel at the expense of the indemnifying party. In the event the indemnifying party exercises the right to undertake any such defense against any such Third Party Claim as provided above, the indemnified party shall cooperate with the indemnifying party in such defense and make available to the indemnifying party, at the indemnifying party's expense, all witnesses, pertinent records, materials and information in the indemnified party's possession or under the indemnified party's control relating thereto as is reasonably required by the indemnifying party. Similarly, in the event the indemnified party is, directly or indirectly, conducting the defense against any such Third Party Claim, the indemnifying party shall cooperate with the indemnified party in such defense and make available to the indemnified party, at the indemnifying party's expense, all such witnesses, records, materials and information in the indemnifying party's possession or under the indemnifying party's control relating thereto as is reasonably required by the indemnified party. No such Third Party Claim may be settled by the indemnifying party without the prior written consent of the indemnified party.



                                  ARTICLE VIII

                               GENERAL PROVISIONS

                  SECTION 8.01. Waiver. The Company and the Purchaser may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto or (c) waive compliance with any of the agreements or conditions of the other party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement. The failure of any party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

                  SECTION 8.02. Expenses. (a) Except as otherwise specified in this Agreement, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

                  (b) The Selling Stockholders severally and not jointly, will pay any stamp duties, capital duties and taxes payable upon the sale of the Seller Shares.

                  SECTION 8.03. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by cable, by telecopy, by telegram, by telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.03):

                  (a)      if to the Company:

                           Lifeway Foods, Inc.
                           6431 W. Oakton
                           Morton Grove, IL 60053
                           Fax: (847) 967-6558
                           Attention: Michael Smolyansky


                           with a copy to:

                           Futro & Trauernicht LLC
                           1401  17th Street, 11th Floor
                           Denver, CO 80202
                           Fax: (303) 295-1563
                           Attention: Peter G. Futro, Esq.

                  (b)      if to the Purchaser:

                           Danone Foods, Inc.
                           120 White Plains Road
                           Tarrytown, New York 10591
                           Fax: (914) 366-2865
                           Attention: General Counsel

                           with a copy to:

                           Groupe Danone
                           7 rue de Teheran
                           75381 Paris Cedex 08

                           Fax: 33-1-44-352-554
                           Attention: General Counsel

                           and  a copy to:

                           Groupe Danone
                           7 rue de Teheran
                           75381 Paris Cedex 08
                           Fax: 33-1-44-352-097
                           Attention: Director of Corporate Development

                                    and

                           Shearman & Sterling
                           599 Lexington Avenue
                           New York, NY  10022
                           Telecopy:  212-848-7179
                           Attention:  John J. Madden, Esq.


                  (c)      if to the Stockholders' Representative:

                           c/o Lifeway Foods, Inc.
                           6431 W. Oakton
                           Morton Grove, IL 60053
                           Fax: (847) 967-6558
                           Attention: Michael Smolyansky

                  SECTION 8.04. Headings. The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

                  SECTION 8.05. Selling Stockholders Representative. (a) Each of the Selling Stockholders hereby appoints and authorizes Michael Smolyansky to act as, and Michael Smolyansky by his signature on the designated signature page of this Agreement agrees to act as, the agent for all matters hereunder and under the Stockholders Agreement for the benefit of all the Selling Stockholders including for the receipt and for the giving of any notice specified in this Agreement or the Stockholders Agreement to be given or received, as the case may be, by the Selling Stockholder Representative (in such capacity, the "Selling Stockholder Representative"). The Purchaser may conclusively rely on the authority of the Selling Stockholder Representative to act as agent for each of the Selling Stockholders and for the receipt or giving of any notice specified in this Agreement or Stockholders Agreement to be given or received, as the case may be, by the Selling Stockholder Representative, until such time as the Purchaser shall have received written notice from the Selling Stockholder Representative of his, her or its resignation and the appointment of a substitute agent.

                  (b) The Selling Stockholder Representative accepts his or her appointment.

                  SECTION 8.06. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

                  SECTION 8.07. Entire Agreement. This Agreement and the Stockholders' Agreement constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and undertakings, both written and oral, among the parties hereto with respect to the subject matter hereof and thereof.

                  SECTION 8.08. Assignment. This Agreement may not be assigned by operation of law or otherwise without the express written consent of the Company and the Purchaser (which consent may be granted or withheld in the sole discretion of the Company or the Purchaser); provided, however, that the Purchaser may assign this Agreement to an Affiliate of the Purchaser without the consent of the Company.

                  SECTION 8.09. No Third Party Beneficiaries. Except for the provisions of Article VII relating to indemnified parties, this Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

                  SECTION 8.10. Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the Company and the Purchaser or (b) by a waiver in accordance with Section 8.01.

                  SECTION 8.11. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the laws of another jurisdiction.

                  SECTION 8.12. Consent to Jurisdiction. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of (a) a Federal court for the Northern District, Eastern

Division of Illinois and (b) any Illinois state court located in the County of Cook, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each of the Company and the Purchaser agrees to commence any action, suit or proceeding relating hereto either in a Federal Court for the Northern District, Eastern Division of Illinois or in an Illinois state court located in the County of Cook. Each of the parties hereto further agrees that service of any process, summons, notice or document by U.S. registered mail or internationally recognized courier to such party's respective address set forth above shall be effective service of process for any action, suit or proceeding in Illinois with respect to any matters to which it has submitted to jurisdiction in this Section 8.12. Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (i) any Federal court for the Northern District, Eastern Division of Illinois or (ii) any Illinois state court located in the County of Cook, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

                  SECTION 8.13. Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waivers and certifications in this Section 8.13.

                  SECTION 8.14. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                  IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                           LIFEWAY FOODS, INC.


                                           By: /s/ Michael Smolyansky
                                               -----------------------------
                                               Name: Michael Smolyansky
                                               Title: President



                                           DANONE FOODS, INC.


                                           By: /s/ Michael Harrison
                                               -----------------------------
                                               Name: Michael Harrison
                                               Title: Vice President



                                           By: /s/ Michael Smolyansky
                                               -----------------------------
                                               Name: Michael Smolyansky



                                           By: /s/ Ludmila Smolyansky
                                               -----------------------------
                                               Name: Ludmila Smolyansky



                                           By: /s/ Julie Smolyansky
                                               -----------------------------
                                               Name: Julie Smolyansky



                                           By: /s/ Edward Smolyansky
                                               -----------------------------
                                               Name: Edward Smolyansky

                                                                       EXHIBIT 3


================================================================================





                             STOCKHOLDERS' AGREEMENT

                                      Among

                               LIFEWAY FOODS, INC.

                               DANONE FOODS, INC.

                               MICHAEL SMOLYANSKY

                                       and

           THE OTHER STOCKHOLDERS LISTED ON THE SIGNATURE PAGES HEREOF


                           Dated as of October 1, 1999





================================================================================

                                TABLE OF CONTENTS

Section                                                                     Page

                                    ARTICLE I

                                   DEFINITIONS

SECTION 1.01.  Definitions....................................................1

                                   ARTICLE II

                                   GOVERNANCE

SECTION 2.01.  Board Representation...........................................5
SECTION 2.02.  Resignations and Replacements..................................5
SECTION 2.03.  Committees.....................................................5

                                   ARTICLE III

                                  VOTING RIGHTS

SECTION 3.01.  Voting Restrictions............................................6
SECTION 3.02.  Special Board Rights...........................................6

                                   ARTICLE IV

                 TRANSFER RESTRICTIONS AND STANDSTILL PROVISIONS

SECTION 4.01.  Stockholder's Right of First Refusal...........................6
SECTION 4.02.  Mr. S' Right of First Refusal..................................8
SECTION 4.03.  Acquisition of Additional Shares; Other Restrictions..........10
SECTION 4.04.  Additional Shares.............................................10
SECTION 4.05.  Anti-Dilutive Rights..........................................11


                                    ARTICLE V

                               REGISTRATION RIGHTS

SECTION 5.01.  Restrictive Legend............................................16
SECTION 5.02.  Notice of Proposed Transfer...................................16
SECTION 5.03.  Request for Registration......................................17

SECTION 5.04.  Incidental Registration.......................................18
SECTION 5.05.  Shelf Registration............................................19
SECTION 5.06.  Obligations of the Company....................................20
SECTION 5.07.  Furnish Information...........................................22
SECTION 5.08.  Expenses of Registration......................................23
SECTION 5.09.  Underwriting Requirements.....................................23
SECTION 5.10.  Indemnification...............................................23
SECTION 5.11.  Rule 144 Information..........................................26


                                   ARTICLE VI

                                    COVENANTS

SECTION 6.01.  Furnishing of Information.....................................27
SECTION 6.02.  Non-Competition...............................................27
SECTION 6.03. Issuance of Stock Options......................................28
SECTION 6.04.  Articles of Incorporation.....................................28

                                   ARTICLE VII

                               GENERAL PROVISIONS

SECTION 7.01.  Waiver........................................................28
SECTION 7.02.  Expenses......................................................29
SECTION 7.03.  Notices.......................................................29
SECTION 7.04.  Headings......................................................30
SECTION 7.05.  Severability..................................................31
SECTION 7.06.  Entire Agreement..............................................31
SECTION 7.07.  Assignment....................................................31
SECTION 7.08.  No Third Party Beneficiaries..................................31
SECTION 7.09.  Amendment.....................................................31
SECTION 7.10.  Governing Law.................................................31
SECTION 7.11.  Consent to Jurisdiction.......................................31
SECTION 7.12.  Waiver of Jury Trial..........................................32
SECTION 7.13.  Counterparts..................................................32
SECTION 7.14.  Specific Performance..........................................32

Schedule A     Stockholders
Schedule B     Product List

                             STOCKHOLDERS' AGREEMENT


                  STOCKHOLDERS' AGREEMENT dated October 1, 1999 (this "Agreement") among LIFEWAY FOODS, INC., an Illinois corporation (the "Company"), DANONE FOODS, INC., a Delaware corporation (the "Stockholder"), Michael Smolyansky ("Mr. S") and THE STOCKHOLDERS LISTED ON THE SIGNATURE PAGES HEREOF (such stockholders, together with the Stockholder and Mr. S being the "Holders").

                  WHEREAS, the Company and the Holders have entered into the Stock Purchase Agreement dated the date hereof (the "Purchase Agreement"), pursuant to which the Company and the Holders have sold to the Stockholder, and the Stockholder has purchased from the Company and such Holders, 647,767 shares of common stock of the Company, no par value (the "Common Stock"), upon the terms and conditions set forth in the Purchase Agreement;

                  WHEREAS, as a result of the transactions contemplated by the Purchase Agreement, the Stockholder will beneficially own an aggregate of 647,767 shares of Common Stock; and

                  WHEREAS, the Company and the Holders now wish to enter into this Agreement to set forth their agreement as to the matters set forth herein with respect to, among other things, representation on the Company's Board of Directors (the "Board") and certain transfers of Common Stock.

                  NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Holders hereby agree as follows:


                                    ARTICLE I

                                   DEFINITIONS

                  SECTION 1.01. Definitions. (a) Unless otherwise defined in this Agreement, capitalized terms are used herein as defined in the Purchase Agreement.

                  (b) As used in this Agreement, the following terms shall have the following meanings:

                  "Affiliate" means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

                  "Beneficially Own" has the meaning set forth in Rule 13d-3 of the Exchange Act, as in effect on the date of this Agreement.

                  "Business Day" means any day that is not a Saturday, Sunday or other day on which banks are required or authorized by law to be closed in New York City or the State of Illinois.

                  "By-laws" means the by-laws of the Company, as amended and restated as of the date hereof and as may be amended from time to time.

                  "Director" means a member of the Board.

                  "Employee Plan" means any equity incentive plan, agreement, bonus, award, stock purchase plan, stock option plan or other stock arrangement with respect to any directors, officers or other employees of the Company.

                  "Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

                  "Fully Diluted Basis" means, in respect of the Common Stock, the method of calculating the number of shares of Common Stock issued and outstanding on an applicable measurement date, pursuant to which the number of shares of Common Stock issued and outstanding on any such date are aggregated with the number of shares of Common Stock issuable on such date upon exercise or conversion of any other security of the Company outstanding on such date (including employee stock options issued and issuable pursuant to Employee Plans).

                  "Group" has the meaning set forth in Rule 13d-5, as in effect on the date hereof, under the Exchange Act.

                  "Person" means any individual, firm, corporation, partnership, limited partnership, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3), as in effect on the date hereof, of the Exchange Act.

                  "Register", "registered" and "registration" shall refer to a registration effected by preparing and filing a registration statement or similar document with the SEC in compliance with the Securities Act and the declaration or ordering of effectiveness by the SEC of such registration statement or document.

                  "Registrable Stock" means the Stockholder Shares and any securities issued or issuable with respect to any Stockholder Shares by way of conversion, exchange, replacement, stock dividend, stock split or other distribution or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise. For purposes of this Agreement, any Registrable Stock shall cease to be Registrable Stock when (a) a registration statement covering such Registrable Stock has been declared effective and such Registrable Stock has been disposed of pursuant to such effective registration statement,
(b) such Registrable Stock is sold by a Person in a transaction in which the rights under the provisions of this Agreement are not assigned or (c) such Registrable Stock is sold pursuant to Rule 144(k) (or any similar provision then in force, but not Rule 144A) under the Securities Act without registration under the Securities Act.

                  "SEC" means the United States Securities and Exchange Commission.

                  "Securities Act" means the United States Securities Act of 1933, as amended.

                  "Standstill Period" shall mean any time during the period beginning on the date hereof and ending on October 1, 2004 during which the Stockholder Beneficially Owns 10% or more of the outstanding shares of Common Stock (on a Fully Diluted Basis).

                  "Stockholder Director" means a Director designated by the Stockholder pursuant to this Agreement.

                  "Stockholder Shares" means Common Stock now or hereafter Beneficially Owned by the Stockholder and any securities issued or issuable with respect to any such Common Stock by way of conversion, exchange, replacement, stock dividend, stock split or other distribution or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise.

                  "Subsidiary" of any Person means any corporation, partnership, joint venture, limited liability company, trust, estate, or other Person of which (or in which), directly or indirectly, more than 50% of (a) the issued and outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time capital stock or any other class or classes of such corporation shall or might have voting power upon the occurrence of any contingency), (b) the interest in the capital or profits of such partnership, joint venture or limited liability company or other Person or (c) the beneficial interest in such trust or estate, in each case is at the time owned by such first Person, or by such first Person and one or more of its other Subsidiaries or by one or more of such first Person's other Subsidiaries.

                  (c) The following terms have the meanings set forth in the Sections set forth below:

         Term                                                         Location
         ----                                                         --------

         Agreement....................................................Preamble
         Anti-Dilutive Rights.........................................ss.4.05(a)
         Board........................................................Recitals
         Common Stock.................................................Recitals
         Company......................................................Preamble
         Departing Stockholder Director...............................ss.2.02(a)
         Holders......................................................Preamble
         Issuance.....................................................ss.4.05
         Issuance Notice..............................................ss.4.05(b)
         Maintenance Price............................................ss.4.05(c)
         Maintenance Securities.......................................ss.4.05(a)
         Mr. S........................................................Preamble
         New Issuance Rights..........................................ss.4.05(b)
         Purchase Agreement...........................................Recitals
         Selling Stockholder..........................................ss.4.01
         Shelf Registration...........................................ss.5.05(a)
         Stockholder..................................................Preamble
         Transfer.....................................................ss.4.01
         Transfer Notice..............................................ss.4.01(a)

                  (d) References in this Agreement to annexes, articles, sections, paragraphs, clauses, schedules and exhibits are to annexes, articles, sections, paragraphs, clauses, schedules and exhibits in or to this Agreement unless otherwise indicated. Whenever the context may require, any pronoun includes the corresponding masculine, feminine and neuter forms. Any term defined by reference to any agreement, instrument or document has the meaning assigned to it whether or not such agreement, instrument or document is in effect. The words "include", "includes" and "including" are deemed to be followed by the phrase "without limitation". Unless the context otherwise requires, any agreement, instrument or other document defined or referred to herein refers to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified from time to time. Unless the context otherwise requires, references herein to any Person or entity include its successors and assigns. The words "shall" and "will" have the same meaning and effect.

                                   ARTICLE II

                                   GOVERNANCE

                  SECTION 2.01. Board Representation. From and after the date hereof, (a) For as long as the Stockholder Beneficially Owns at least 10% of the issued and outstanding shares of Common Stock (on a Fully Diluted Basis), the parties hereto shall use best efforts and exercise all authority under applicable law to cause any slate of Directors presented to the stockholders of the Company for election to the Board to consist of such nominees that, if elected, would result in a Board that included one Director as designated by the Stockholder.

                  (b) If the Stockholder Beneficially Owns less than 10% of the issued and outstanding shares of Common Stock (on a Fully Diluted Basis), the Company shall have no obligation pursuant to this Agreement to cause any slate of Directors presented to the stockholders of the Company for election to the Board to include any designee of the Stockholder.

                  SECTION 2.02. Resignations and Replacements. (a) If the Stockholder Director ceases to serve as a Director for any reason (a "Departing Stockholder Director"), the parties hereto shall take all action necessary to ensure that the vacancy created by such Departing Stockholder Director shall be filled by an individual designated by the Stockholder, which individual shall serve out the remaining term of the Departing Stockholder Director as a Stockholder Director.

                  (b) In the event that at any time the Stockholder shall no longer be entitled to designate a Director pursuant to Section 2.01, then the Stockholder Director shall be deemed to have resigned immediately upon the occurrence of such event and the parties hereto shall take all action promptly to effect the resignation or removal of such Director.

                  SECTION 2.03. Committees. For so long as there is one Stockholder Director, if the Company forms an executive committee or a committee by any such other name that performs functions similar to those typically performed by an executive committee or if the Company forms any such other committee of the Board, the parties hereto will take all actions necessary to cause the appointment of such Stockholder Director to serve on each such committee.

                                   ARTICLE III

                                  VOTING RIGHTS

                  SECTION 3.01. Voting Restrictions. Each Holder agrees to vote the shares of Common Stock Beneficially Owned by such Holder to effect the terms of Article II of this Agreement and on other matters to vote in a manner consistent with the terms of this Agreement.

                  SECTION 3.02. Special Board Rights. For so long as the Stockholder Beneficially owns, in the aggregate, at least 10% of the outstanding shares of Common Stock (on a Fully Diluted Basis), the Company shall not, and shall cause its Subsidiaries not to, make or endorse any new claims relating to the health benefits of its existing products or any claims relating to the health benefits of products launched after the date hereof publicly, whether by means of advertising or otherwise, without the affirmative vote of the Stockholder Director (such affirmative vote to be exercised in good faith by the Stockholder Director).


                                   ARTICLE IV

                 TRANSFER RESTRICTIONS AND STANDSTILL PROVISIONS

                  SECTION 4.01. Stockholder's Right of First Refusal. Each Holder other than the Stockholder shall not, directly or indirectly, sell, transfer, assign, pledge, hypothecate or otherwise dispose of ("Transfer") shares of Common Stock, except in accordance with the following provisions. Prior to any Transfer of shares of Common Stock by any Holder other than the Stockholder (a "Selling Stockholder"), such Holder shall give the Stockholder the opportunity to purchase, or to designate an alternative purchaser of such Common Stock, in the following manner:

                  (a) The Selling Stockholder shall give to the Stockholder written notice (the "Transfer Notice") of the proposed Transfer, specifying the proposed transferee, the number of shares of Common Stock proposed to be disposed of, the proposed consideration to be received in exchange therefor, and the other material terms of the proposed Transfer.

                  (b) The Stockholder shall have the right, exercisable by written notice given to the Selling Stockholder within 15 Business Days after receipt of such Transfer Notice, to purchase (or to cause another Person designated by the Stockholder to purchase) all, but not less than all, of the Common Stock specified in such Transfer Notice, at the purchase price and on the other terms set forth therein. If the consideration specified in the Transfer Notice includes any property other than cash, such purchase price shall be deemed to be the amount of any cash included as part of such consideration plus the value

         (as jointly determined by internationally recognized independent public accountancy firms selected by each of the Selling Stockholder and the Stockholder or, in the event such firms are unable to agree, a third internationally recognized independent public accountancy firm to be selected by the first two such firms) of such other property included in such consideration, and the date by which the Stockholder must exercise its right of first refusal pursuant to this Section 4.01 shall be extended until five Business Days after the determination of the value of property included in the consideration.

                  (c) If the Stockholder exercises its right of first refusal pursuant to this Section 4.01, the closing of the purchase of the Common Stock with respect to which such right has been exercised shall take place within 10 Business Days after the Stockholder gives notice of such exercise; provided that if any approval of or notice to any Governmental Entity is required in connection with such purchase of Common Stock, the Selling Stockholder and the Stockholder shall use all reasonable efforts to obtain such approvals or to provide such notices and the closing shall take place within five Business Days after receipt of the last such approval and expiration of any required waiting periods.

                  (d) If the Stockholder does not exercise its right of first refusal pursuant to this Section 4.01 within the time specified for such exercise, the Selling Stockholder shall be free during the 90-day period following the expiration of such time for exercise, but only during such period, to sell the Common Stock specified in such Transfer Notice to the Person specified therein for the consideration (or at any price in excess thereof) and on substantially the same terms (or on other terms more favorable to the Selling Stockholder) specified therein; provided, however, that (i) such Person's offer constituted a bona fide, arm's length offer, (ii) at the request of the Stockholder, the Selling Stockholder shall have obtained an opinion from an internationally recognized investment bank, selected jointly by the Selling Stockholder and the Stockholder, to the effect that the consideration to be paid by such Person per share of Common Stock falls within a reasonable range of valuations therefor, (iii) such Person shall have offered to purchase all of the Stockholder's Common Stock for the same consideration and on the same terms as such Person has offered to acquire the Selling Stockholder's Common Stock from the Selling Stockholder, and the Stockholder shall have either accepted or rejected such offer within 10 Business Days of the date thereof, and, if accepted, such proposed sale shall have been consummated simultaneously with the sale by the Selling Stockholder of all of such Selling Stockholder's Common Stock to such Person and (iii) such Person or any Affiliate of such Person is not (x) engaged in the business of producing or selling any type of yogurt (set, blended, or drinkable),
         (y) engaged in the dairy business, the health food business or the business of producing or distributing food products containing pharmaceutical ingredients or any other business conducted by the Stockholder and having consolidated revenues in excess of $75 million (such amount to be adjusted on each anniversary date of this Agreement, commencing October 1, 2000, by a percentage equal to the percentage change in the rate of inflation in the United States for the preceding calendar year as measured by the change in the Consumer Price Index for the United States for the preceding calendar year) at the time of the Transfer Notice, or (z) a Person whose ownership of the Common Stock could reasonably be expected, in the opinion of the Board, to materially disadvantage the businesses of the Company and its Subsidiaries or could reasonably be expected to have an adverse effect on the future profitability of the Company and its Subsidiaries, taken as a whole.

                  (e) The Stockholder's right of refusal shall not apply to (i) any proposed Transfer of Common Stock by a Holder other than the Stockholder if the amount of shares to be transferred when combined with all other Transfers of common stock by the Holders other than the Stockholder during the calendar year does not equal or exceed 2% of the shares of Common Stock issued and outstanding as of the date of the Transfer Notice delivered in connection such proposed Transfer (ii) any proposed Transfer of Common Stock by a Holder other than the Stockholder to an immediate family member or a trust in which the beneficiary is the Holder or an immediate family member of such Holder or (iii) any proposed Transfer of Common Stock by a Holder other than the Stockholder to a charitable organization; provided that in the case of clauses (ii) and (iii) the transferee shall have agreed to be bound by the terms of this Agreement.

                  (f) No transferee (other than any Holder) of Common Stock shall be entitled to any of the rights set forth under this Agreement by virtue of its ownership of such Common Stock.

                  (g) Any attempted Transfer in violation of this Section 4.01 shall be null, void and of no force and effect, and the Company shall not give effect to any such attempted Transfer.

                  SECTION 4.02. Mr. S' Right of First Refusal. The Stockholder shall not, directly or indirectly, Transfer shares of Common Stock, except in accordance with the following provisions. Prior to any Transfer of shares of Common Stock by the Stockholder, such Stockholder shall give Mr. S the opportunity to purchase, or to designate an alternative purchaser of such Common Stock, in the following manner:

                  (a) The Stockholder shall give to Mr. S the Transfer Notice of the proposed Transfer, specifying the proposed transferee, the number of shares of Common Stock proposed to be disposed of, the proposed consideration to be received in exchange therefor, and the other material terms of the proposed Transfer.

                  (b) Mr. S shall have the right, exercisable by written notice given to the Stockholder within 15 Business Days after receipt of such Transfer Notice, to purchase (or to cause another Person designated by Mr. S to purchase) all, but not less than all, of the Common Stock specified in such Transfer Notice, at the purchase price and on the other terms set forth therein. If the consideration specified in the Transfer Notice includes any property other than cash, such purchase price shall be deemed to be the amount of any cash included as part of such consideration plus the value (as jointly determined by internationally recognized independent public accountancy firms selected by the Stockholder and Mr. S or, in the event such firms are unable to agree, a third internationally recognized independent public accountancy firm to be selected by the first two such firms) of such other property included in such consideration, and the date by which Mr. S must exercise his right of first refusal pursuant to this Section
         4.02 shall be extended until five Business Days after the determination of the value of property included in the consideration.

                  (c) If Mr. S exercises his right of first refusal pursuant to this Section 4.02, the closing of the purchase of the Common Stock with respect to which such right has been exercised shall take place within 10 Business Days after Mr. S gives notice of such exercise; provided that if any approval of or notice to any Governmental Entity is required in connection with such purchase of Common Stock, the Stockholder and Mr. S shall use all reasonable efforts to obtain such approvals or to provide such notices and the closing shall take place within five Business Days after receipt of the last such approval and expiration of any required waiting periods.

                  (d) If Mr. S does not exercise his right of first refusal pursuant to this Section 4.02 within the time specified for such exercise, the Stockholder shall be free during the 90-day period following the expiration of such time for exercise, but only during such period, to sell the Common Stock specified in such Transfer Notice to the Person specified therein for the consideration (or at any price in excess thereof) and on substantially the same terms (or on other terms more favorable to the Stockholder) specified therein; provided, however, that (i) such Person's offer constituted a bona fide, arm's length offer and (ii) at the request of Mr. S, the Stockholder shall have obtained an opinion from an internationally recognized investment bank, selected jointly by the Stockholders and Mr. S, to the effect that the consideration has to be paid by such Person per share of Common Stock falls within a reasonable range of valuations therefor.

                  (e) The Mr. S' right of refusal shall not apply to (i) any proposed Transfer of Common Stock by the Stockholder if the amount of shares to be transferred when combined with all other Transfers of common stock by the Stockholder during the calendar year does not equal or exceed 2% of the shares of Common Stock issued and outstanding as of the date of the Transfer Notice delivered in connection such proposed Transfer; or (ii) any proposed Transfer of Common Stock by the Stockholder to any Affiliate of the Stockholder.

                  (f) No transferee (other than the Stockholder) of Common Stock shall be entitled to any of the rights set forth under this Agreement by virtue of its ownership of such Common Stock.

                  (g) Any attempted Transfer in violation of this Section 4.02 shall be null, void and of no force and effect, and the Company shall not give effect to any such attempted Transfer.

                  (h) Notwithstanding anything to the contrary, the rights of Mr. S under this Section 4.02 will inure to the benefit of Mr. S' estate and legal representatives upon Mr. S' death.

                  SECTION 4.03. Acquisition of Additional Shares; Other Restrictions. During the Standstill Period, the Stockholder shall not, directly or indirectly acquire, announce an intention to acquire, offer to acquire, or enter into any agreement, arrangement or undertaking of any kind the purpose of which is to acquire, by purchase, exchange or otherwise:

                  (a) Beneficial Ownership of any shares of Common Stock or any other security convertible into, or any option, warrant or right to acquire, Common Stock, if such acquisition would cause the Beneficial Ownership of the Stockholder to be more than 20% of the outstanding shares of Common Stock (on a Fully Diluted Basis), or

                  (b) a significant portion of the assets of the Company or any of its Subsidiaries, except that the foregoing restriction shall not apply to the Stockholder if (i) such acquisition is approved by the Board, (ii) any Person other than Mr. S or the Stockholder, or any Group not including Mr. S or the Stockholder, directly or indirectly acquires, announces an intention to acquire, offers to acquire, or enters into any agreement, arrangement or undertaking of any kind the purpose of which is to acquire, by purchase, exchange or otherwise Beneficial Ownership of any shares of Common Stock or any other security convertible into, or any option, warrant or right to acquire, Common Stock, if such acquisition would cause the Beneficial Ownership of such Person or such Group to be more than 10% of the outstanding shares of Common Stock (on a Fully Diluted Basis) or (iii) any Person other than Mr. S or the Stockholder, or any Group not including Mr. S or the Stockholder, directly or indirectly makes, or in any way participates in, any "solicitation" of proxies or becomes a "participant" in any "election contest" with respect to the Company; provided, however, that in all cases, the Stockholder may acquire securities of the Company pursuant to Sections 4.01 and 4.05 or pursuant to the issuance of any dividends on Common Stock.

                  SECTION 4.04. Additional Shares. All shares of Common Stock acquired by any of the parties hereto pursuant to or in compliance with this
Article IV or as a result of a
recapitalization of the Company, or stock dividends or any other action taken by the Company, shall be subject to all of the terms, covenants and conditions of this Agreement.

                  SECTION 4.05. Anti-Dilutive Rights. The Company shall not issue, sell or transfer to any Person any Common Stock or securities convertible into, or exercisable for, Common Stock (an "Issuance"):

                  (a) Unless such Issuance is by means of a widely disbursed underwritten public offering of such shares of Common Stock or such securities, pursuant to which no Person or Group acquires more than 5% of the number of shares of Common Stock issued and outstanding at the time of such offering, and the Company offers such Common Stock or securities to the Stockholder in the following manner:

                           (i) The Company shall offer to the Stockholder in
                  writing the right to purchase, at the same price and on the same terms proposed to be issued and sold, an amount of such Common Stock or such securities (the "Maintenance Securities") as is necessary for the Stockholder to maintain the same level of its percentage of Beneficial Ownership of Common Stock (on a Fully Diluted Basis) as it owned immediately prior to such issuance ("Anti-Dilutive Rights"). The Company shall deliver its offer to the Stockholder at least 10 Business Days prior to executing any underwriting agreement for such offering and shall provide a copy of any preliminary prospectus when available containing either the indicative price range of the offered securities or trading information relating to the offered securities, as the case may be, and other information concerning the offering reasonably requested by the Stockholder,

                           (ii) If the Stockholder does not deliver to the
                  Company written notice of acceptance of any offer made pursuant to Section 4.05(a)(i) with respect to a public offering within five Business Days after receipt by the Stockholder of a preliminary prospectus (filed with the SEC as part of a registration statement) containing the pricing information indicated in Section 4.05(a)(i) above, the Stockholder shall be deemed to have waived its right to purchase all or any part of its Maintenance Securities as set forth in such offer but the Stockholder shall retain its rights under this Section 4.05(a) with respect to future offers, and

                           (iii) If the Stockholder delivers to the Company
                  written notice of its acceptance of any offer made pursuant to
                  Section 4.05(a)(i) with respect to a public offering within five Business Days after receipt by the Stockholder of a preliminary prospectus (filed with the SEC as part of the registration statement) containing the pricing information indicated in Section 4.05(a)(i) above, a closing for the purchase of such Maintenance Securities pursuant to this
                  Section 4.05(a) shall occur on the later of (A) the date on which such public issuance occurs or

                  (B) such date as may be mutually agreed to by the Company and the Stockholder and shall take place at the offices of the Company or at such other reasonable location as the Company may otherwise notify the Stockholder, at the time specified by the Company in such notice provided to the Stockholder, at least five Business Days prior to such closing date. In connection with such closing, the Company and the Stockholder shall provide such closing certificates and other closing deliveries provided in the transaction giving rise to the rights specified in Section 4.05(a); or

                  (b) Unless, prior to any other Issuance of such shares of Common Stock by the Company, the Company shall give the Stockholder the opportunity to purchase (the "New Issuance Rights"), or the opportunity to designate an alternative purchaser of such Common Stock, in the following manner:

                           (i) The Company shall give to the Stockholder written
                  notice (the "Issuance Notice") of the proposed Issuance, specifying the proposed transferee or transferees, the intended method of distribution, the number of shares of Common Stock or securities proposed to be issued, sold or transferred, the proposed consideration to be received in exchange therefor, and the other material terms of the proposed Issuance. In the case of a public offering, the Company shall, as part of the Issuance Notice, provide a copy of any preliminary prospectus containing either the indicative price range of the offered securities or trading information relating to the offered securities, as the case may be, and other information concerning the offering reasonably requested by the Stockholder,

                           (ii) The Stockholder shall have the right,
                  exercisable by written notice given to the Company, (A) with respect to a public offering within five Business Days after receipt by the Stockholder of a preliminary prospectus (filed with the SEC as part of a registration statement) containing the pricing information indicated in Section 4.05(b)(i) above, or (B) with respect to any Issuance other than a public offering, within 15 Business Days after receipt of such Issuance Notice by the Stockholder to purchase (or to cause another Person designated by the Stockholder to purchase) all, but not less than all, of the Common Stock or securities, as the case may be, specified in such Issuance Notice at the purchase price and on the other terms set forth therein. If the consideration specified in the Issuance Notice includes any property other than cash, such purchase price shall be deemed to be the amount of any cash included as part of such consideration plus the value (as jointly determined by internationally recognized independent public accountancy firms selected by each of the Company and the Stockholder or, in the event such firms are unable to agree, a third internationally recognized independent public accountancy firm to be selected by the first two such firms) of such other property included in such consideration, and the date by which the

                  Stockholder must exercise its right of first refusal pursuant to this Section 4.05(b) shall be extended until five Business Days after the determination of the value of property included in the consideration,

                           (iii) If the Stockholder exercises its right of first
                  refusal pursuant to this Section 4.05(b), the closing of the purchase of the Common Stock or the securities, as the case may be, with respect to which such right has been exercised, shall take place within five Business Days after the Stockholder gives notice of such exercise; provided that if any approval of or notice to any Governmental Entity is required in connection with such purchase of Common Stock or securities, the Company and the Stockholder shall use all reasonable efforts to obtain such approvals or to provide such notices and the closing shall take place within five Business Days after receipt of the last such approval and expiration of any required waiting periods,

                           (iv) If the Stockholder does not exercise its right
                  of first refusal pursuant to this Section 4.05(b) within the time specified for such exercise, the Company shall be free during the 90-day period following the expiration of such time for exercise, but only during such period, to sell the Common Stock or the securities specified in such Issuance Notice to the Person or Persons specified therein for the consideration (or at any price in excess thereof) and on substantially the same terms (or on other terms more favorable to the Company) specified therein; provided, however, that (A) such Person's or Persons' offer constituted a bona fide, arm's length offer,
                  (B) at the request of the Stockholder, the Company shall have obtained an opinion from an internationally recognized investment bank, selected jointly by the Company and the Stockholder, to the effect that the consideration to be paid by such Person per share of Common Stock falls within a reasonable range of valuations therefor, (C) such Person or Persons shall have offered to purchase all of the Stockholder's Common Stock for the same consideration and on the same terms as such Person or Persons have offered to acquire the Common Stock or securities from the Company, and the Stockholder shall have either accepted or rejected such offer within 10 Business Days of the date thereof, and, if accepted, such proposed sale shall have been consummated simultaneously with the Issuance by the Company of such Common Stock or such securities to such Person or Persons or any of their Affiliates and (D) such Person or Persons or any of their Affiliates are not (x) engaged in the business of producing or selling any type of yogurt (set, blended or drinkable), or (y) engaged in the dairy business, the health food business or the business of producing or distributing food products containing pharmaceutical ingredients or any other business conducted by the Stockholder and having consolidated revenues in excess of $75 million (such amount to be adjusted on each anniversary date of this Agreement, commencing October 1, 2000, by a percentage equal to the percentage change in the rate of inflation in the United States for the preceding calendar year as measured by the change in the Consumer Price Index for the United States for the preceding calendar year) at the time of the Issuance Notice, and

                           (v) The New Issuance Rights set forth above shall not
                  apply to (A) the issuance of shares of Common Stock issuable upon exercise of any option, warrant, convertible security or other rights to purchase or subscribe for Common Stock which, in each case, had been issued prior to the date hereof or in compliance with Section 4.05, or (B) securities issued pursuant to any stock split, stock dividend or other similar stock recapitalization; or

                  (c) Unless such Issuance is made in connection with a merger or acquisition pursuant to which Common Stock or securities convertible into, or exercisable for, Common Stock will be issued in exchange for capital stock of the Person being merged into the Company or any Subsidiary or acquired by the Company or any Subsidiary, and the Company offers such Common Stock or securities to the Stockholder in the following manner:

                           (i) The Company shall offer to the Stockholder in
                  writing the right to purchase an amount of such Common Stock or such securities as is necessary for the Stockholder to maintain the same level of its percentage of Beneficial Ownership of Common Stock (on a Fully Diluted Basis) as is owned immediately prior to such issuance. The Company shall offer to the Stockholder such Common Stock or securities at a price per share equal to the lesser of (A) $10.00 and (B) the average of the last reported sales prices of Common Stock for each trading day within the six month period ending on the date a definitive agreement to effect such merger or acquisition is executed (the "Maintenance Price"),

                           (ii) If the Stockholder does not deliver to the
                  Company written notice of acceptance of any offer made pursuant to Section 4.05(c)(i) with respect to an issuance made in connection with a merger or acquisition within five Business Days after receipt by the Stockholder of a preliminary prospectus (filed with the SEC as part of a registration statement) containing the pricing information indicated in Section 4.05(c)(i) above, the Stockholder shall be deemed to have waived its right to purchase all or any amount of Common Stock or such other securities as set forth in such offer but the Stockholder shall retain its rights under this Section 4.05(c) with respect to future issuances made in connection with a merger or acquisition, and

                           (iii) If the Stockholder Director shall not have
                  voted in favor of such merger or acquisition, Mr. S shall, upon the Stockholder's request, purchase from the Company and the Company shall sell to Mr. S Common Stock or such securities as are necessary for Mr. S to maintain, individually, the same level of his percentage of Beneficial Ownership of Common Stock (on a Fully Diluted Basis) as is owned immediately prior to such issuance. The Company shall sell such Common Stock or securities to Mr. S at the Maintenance Price, and

                           (iv) If the Stockholder delivers to the Company
                  written notice of its acceptance of any offer made pursuant to
                  Section 4.05(c)(i) with respect to an issuance made in connection with a merger or acquisition within five Business Days after receipt by the Stockholder of a preliminary prospectus (filed with the SEC as part of the registration statement) containing the pricing information indicated in
                  Section 4.05(c)(i) above, a closing for the purchase of Common Stock or securities pursuant to this Section 4.05(c) shall occur on the later of (i) the date on which such merger or acquisition is consummated and (ii) such date as may be mutually agreed to by the Company and the Stockholder and shall take place at the offices of the Company or at such other reasonable location as the Company may otherwise notify the Stockholder, at the time specified by the Company in such notice provided to the Stockholder, at least five Business Days prior to such closing date. In connection with such closing, the Company and the Stockholder shall provide such closing certificates and other closing deliveries provided in the transaction giving rise to the rights specified in Section 4.05(c); or

                  (d) No transferee (other than any Holder) of Common Stock shall be entitled to any of the rights set forth under this Agreement by virtue of its ownership of such Common Stock.

                  (e) Any attempted Issuance in violation of this Section 4.05 shall be null, void and of no force and effect, and the Company shall not give effect to any such attempted Transfer.

                  (f) The Stockholder acknowledges that the Company may grant to the Holders anti-dilution rights substantially similar to the anti-dilution rights granted to the Stockholder in this Section 4.05.

                                    ARTICLE V

                               REGISTRATION RIGHTS

                  SECTION 5.01. Restrictive Legend. Each certificate representing the Common Stock held by Holders shall, except as otherwise provided in this Article V, be stamped or otherwise imprinted with legends substantially in the following form:

         THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THE ACT OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

         THE SECURITY REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER AND CERTAIN RESTRICTIONS ON VOTING CONTAINED IN THE STOCKHOLDERS' AGREEMENT, DATED OCTOBER 1, 1999, AS THE SAME MAY BE AMENDED, AMONG THE COMPANY AND CERTAIN STOCKHOLDERS LISTED ON THE SIGNATURE PAGES THEREOF.

A certificate shall not bear the Securities Act legend or the legend regarding this Agreement, as the case may be, if in the opinion of counsel satisfactory to the Company the securities being sold thereby may be publicly sold without registration under the Securities Act or may be sold without being subject to the restrictions on sale specified in Article IV.

                  SECTION 5.02. Notice of Proposed Transfer. Prior to any proposed Transfer of any shares of Registrable Stock (other than under the circumstances described in Section 5.03, 5.04 or 5.05) permitted under Article IV, the holder thereof shall give written notice to the Company of its intention to effect such Transfer. Each such notice shall describe the manner of the proposed Transfer, whereupon the holder of such stock shall be entitled to Transfer such stock in accordance with the terms of its notice, subject in any event to the restrictions set forth in this Agreement. Each certificate representing Registrable Stock transferred as above provided shall bear the legends set forth in Section 5.01, except that such certificate shall not bear such legends if (i) such Transfer is in accordance with the provisions of Rule 144 of the Securities Act (or any other rule permitting public sale without registration under the Securities Act, but not Rule 144A) or (ii) the opinion of counsel referred to above is to the further effect that the transferee and any subsequent transferee (other than an Affiliate of the Company) would be entitled to Transfer such securities in a public sale without registration under the Securities Act. The restrictions provided for in this Section 5.02 shall not apply to securities that are not required to bear the legends prescribed by
Section 5.01 in accordance with the provisions of Section 5.01.

                  SECTION 5.03. Request for Registration. (a) Subject to the provisions of Article IV, at any time after April 1, 2000, the Stockholder may request in a written notice that the Company file a registration statement under the Securities Act (or a similar document pursuant to any other statute then in effect corresponding to the Securities Act) covering the registration of any or all Registrable Stock held by the Stockholder in the manner specified in such notice; provided, however, that there must be included in such registration at least 25% of the Registrable Stock so held. Following receipt of any notice under this Section 5.03, the Company shall use its best efforts to cause to be registered under the Securities Act all Registrable Stock that the Stockholder has requested be registered in accordance with the manner of disposition specified in such notice by the Stockholder.

                  (b) If the Stockholder intends to have the Registrable Stock distributed by means of an underwritten offering, the Stockholder and the Company shall enter into an underwriting agreement in customary form with the underwriter or underwriters, which shall contain any customary provisions (including customary provisions with respect to indemnification by the Company of the underwriters) requested by the underwriters. Such underwriter or underwriters shall be selected by the Stockholder and shall be approved by the Company, which approval shall not be unreasonably withheld.

                  (c) Notwithstanding any provision of this Agreement to the contrary,

                           (i) the Company shall not be required to effect a
                  registration pursuant to this Section 5.03 during the period starting with the date which is 30 days prior to the date of the initial public filing by the Company of, and ending on a date that is 120 days following the effective date of, a registration statement pertaining to a public offering of securities for the account of the Company or on behalf of the selling stockholders under any other registration rights agreement that the Stockholder has been entitled to join pursuant to Section 5.04; provided, however, that the Company shall actively employ in good faith all reasonable efforts to cause such registration statement to become effective as promptly as practicable;

                           (ii) if (A) (i) the Company is in possession of
                  material nonpublic information relating to the Company or any of its Subsidiaries and (ii) the Company determines in good faith that public disclosure of such material nonpublic information would not be in the best interests of the Company and its stockholders, (B) (i) the Company has made a public announcement relating to an acquisition or business combination transaction that includes the Company and/or one or more of its Subsidiaries that is material to the Company and its Subsidiaries taken as a whole and (ii) the Company determines in good faith that (x) offers and sales of Registrable Stock pursuant to any registration statement prior to the consummation of such transaction (or such earlier date as the Company shall determine) is not in the best interests of the Company and its stockholders or (y) it would be impracticable at the time to obtain any financial statements relating to such acquisition or business combination transaction that would be required to be set forth in a registration statement or (C) the Company shall furnish to the Stockholder a certificate signed by the chief executive officer of the Company stating that in the good faith opinion of the Board such registration would interfere with any material transaction or financing, confidential negotiations, including, without limitation, negotiations relating to an acquisition or business combination transaction, or business activities then being pursued by the Company or any of its Subsidiaries, then, in any such case, the Company's obligation to use all reasonable efforts to file a registration statement shall be deferred, or the effectiveness of any registration statement may be suspended, in each case for a period not to exceed 30 days; provided, however, that the Company may not delay the filing or suspend the effectiveness of any registration statement under this Section 5.03(c)(ii) on more than one occasion in any consecutive twelve-month period;

                           (iii) the Company shall not be required to effect a
                  registration pursuant to this Section 5.03 if the Registrable Stock requested by the Stockholder to be registered pursuant to such registration is included in, and eligible for sale under, a Shelf Registration (as defined below); and

                           (iv) the Company shall not be required to effect a
                  registration pursuant to this Section 5.03 more than two times.

                  (d) The Company shall not be obligated to effect and pay for more than two registrations of the Stockholder pursuant to this Section 5.03; provided, however, that a registration requested by the Stockholder pursuant to this Section 5.03 shall not be deemed to have been effected for purposes of this Section 5.03(d) unless (i) it has been declared effective by the SEC, (ii) it has remained effective for the period set forth in Section 5.06(a), (iii) the offering of Registrable Stock pursuant to such registration is not subject to any stop order, injunction or other order or requirement of the SEC (other than any such stop order, injunction, or other requirement of the SEC prompted by any act or omission of the Stockholder).

                  SECTION 5.04. Incidental Registration. (a) Subject to Section 5.09, if at any time the Company determines that it shall file a registration statement under the Securities Act for the registration of Common Stock (other than a registration statement on a Form S-4 or S-8 or an offering of securities solely to the Company's existing stockholders) on any form that would also permit the registration of the Registrable Stock and such filing is to be on its behalf or on behalf of selling holders of its securities for the general registration of Common Stock to be sold for cash, the Company shall each such time promptly give the Stockholder written notice of such determination setting forth the date on which the Company proposes to file such registration statement, which date shall be no earlier than 15 days from the date of such notice, and advising the Stockholder of its right to have Registrable Stock included in such registration. In the case of a registration statement to be filed on behalf of selling holders of its securities, the Company shall also indicate in such notice whether it will be registering securities on its own behalf as part of such registration statement. Upon the written request of the Stockholder received by the Company not later than 15 days after the date of the Company's notice (which request shall state the number of Registrable Shares to be so registered and the intended method of distribution), the Company shall, subject to Section 5.04(b) below, use all reasonable efforts to cause to be registered under the Securities Act all of the Registrable Stock that the Stockholder has so requested to be registered; provided, however, that the Company shall have the right to postpone or withdraw any registration effected pursuant to this Section 5.04 without obligation or liability to the Stockholder.

                  (b) If, in the opinion of the managing underwriter (or, in the case of a non-underwritten offering, in the opinion of the Company), the total amount of such securities to be so registered, including such Registrable Stock, will exceed the maximum amount of the Company's securities which can be marketed (i) at a price reasonably related to the then current market value of such securities and (ii) without otherwise materially and adversely affecting the entire offering, then the Company shall be entitled to reduce the number of shares of Registrable Stock to be sold in such offering by the Stockholder and any other stockholder of the Company requesting to be included in the registration in proportion (as nearly as practicable) to the amount of shares of Common Stock requested to be included by the Stockholder and each other stockholder at the time of filing the registration statement.

                  SECTION 5.05. Shelf Registration. (a) The Stockholder may use its registration rights granted pursuant to Section 5.03, subject to the limitations of Section 5.03(d), to request that the Company file a "shelf" registration statement pursuant to Rule 415 under the Securities Act or any successor rule (the "Shelf Registration") with respect to the Registrable Stock. The Company shall (i) use all reasonable efforts to have the Shelf Registration filed within 30 days of such request and declared effective as soon as reasonably practicable following such request and (ii) subject to Section 5.03(c)(iii), use all reasonable efforts to keep the Shelf Registration continuously effective from the date such Shelf Registration is declared effective until at least the earlier of such time as (A) all such Registrable Stock has been sold thereunder or (B) the first anniversary of such effective date in order to permit the prospectus forming a part thereof to be usable by the Stockholder during such period.

                  (b) Subject to Section 5.03(c)(iii), the Company shall supplement or amend the Shelf Registration (i) as required by the registration form utilized by the Company or by the instructions applicable to such registration form or by the Securities Act, (ii) to include in such Shelf Registration any additional securities that become Registrable Stock by operation of the definition thereof and
         (iii) following the written request of the

         Stockholder pursuant to Section 5.05(c), to cover offers and sales of all or a part of the Registrable Stock by means of an underwriting. The Company shall furnish to the Stockholder copies of any such supplement or amendment sufficiently in advance (but in no event less than five Business Days in advance) of its use or filing with the SEC to allow the Stockholder a meaningful opportunity to comment thereon.

                  (c) The Stockholder may, at its election and upon written notice by the Stockholder to the Company, subject to the limitations set forth in Section 5.03(c)(iii), effect offers and sales under the Shelf Registration by means of one or more underwritten offerings, in which case the provisions of Section 5.03(b) shall apply to any such underwritten distribution of securities under the Shelf Registration and such underwriting shall, if sales of Registrable Stock pursuant thereto shall have closed, be regarded as the exercise of one of the registration rights contemplated by Section 5.03.

                  SECTION 5.06. Obligations of the Company. Whenever required under Sections 5.03 and 5.05 to effect the registration of any Registrable Stock under the Securities Act, the Company shall:

                  (a) in a reasonably timely manner, file with the SEC a registration statement with respect to such Registrable Stock, and use best efforts to cause such registration statement to become and remain effective for the period of the distribution contemplated thereby determined as provided hereafter; provided that the Company shall not be required to keep any Registration Statement (other than the Shelf Registration) effective more than 120 days;

                  (b) as expeditiously as possible, prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Stock covered by such registration statement;

                  (c) as expeditiously as possible, furnish to the Stockholder such reasonable numbers of copies of the registration statement and the prospectus included therein (including each preliminary prospectus and any amendments or supplements thereto) in conformity with the requirements of the Securities Act, any exhibits filed therewith and such other documents and information as they may reasonably request;

                  (d) as expeditiously as possible, use best efforts to register or qualify the Registrable Stock covered by such registration statement under such other securities or "blue sky" laws of such states as shall be reasonably requested by the Stockholder for the distribution of the Registrable Stock covered by the registration statement; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business in or to file a general consent to service of process in any jurisdiction wherein it would not but for the requirements of this paragraph (except that the Company will use its best efforts to register or qualify Registrable Stock in such additional jurisdiction as the Stockholder may request subject to the foregoing proviso and at the Stockholder's own expense) be obligated to do so; and provided further that the Company shall not for any purpose be required to qualify such Registrable Stock in any jurisdiction in which the securities regulatory authority requires that the Stockholder submit any shares of Registrable Stock to the terms, provisions and restrictions of any escrow, lockup or similar agreement(s) for consent to sell Registrable Stock in such jurisdiction unless the Stockholder agrees to do so;

                  (e) promptly notify the Stockholder, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, and at the request of the Stockholder promptly prepare and furnish to the Stockholder a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made. In the event the Company shall give such notice, the Company shall extend the period during which such Registration Statement shall be maintained effective as provided in Section 5.06(a) (or, in the case of the Shelf Registration, Section 5.05(a)) by the number of days during the period from and including the date of the giving of such notice to the date when the Company shall make available to the Stockholder such supplemented or amended prospectus;

                  (f) furnish, at the request of the Stockholder, if the method of distribution is by means of an underwriting, on the date that the shares of Registrable Stock are delivered to the underwriters for sale pursuant to such registration or, if such Registrable Stock is not being sold through underwriters, on the date that the registration statement with respect to such shares of Registrable Stock becomes effective, (1) a signed opinion, dated on or about such date, of the independent legal counsel representing the Company for the purpose of such registration, addressed to the underwriters, if any, and if such Registrable Stock is not being sold through underwriters, then to the Stockholder, as to such matters as such underwriters or the Stockholder, as the case may be, may reasonably request and as would be customary in such a transaction, and (2) letters dated on or about such date and the date the offering is priced from the independent certified public accountants of the Company, addressed to the underwriters, if any, and if such Registrable Stock is not being sold through underwriters, then to the Stockholder, if such accountants refuse to deliver such letters to the Stockholder, then to the Company (i) stating that they are independent certified public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements and other financial data of the Company included in the registration statement or the prospectus, or any amendment or supplement thereto, comply as to form in all material respects with the applicable accounting requirements of the Securities Act and (ii) covering such other financial matters (including information as to the period ending not more than five Business Days prior to the date of such letters) with respect to the registration in respect of which such letter is being given as such underwriters or the Stockholder, as the case may be, may reasonably request and as would be customary in such a transaction;

                  (g) enter into customary agreements (including, if the method of distribution is by means of an underwriting, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Stock to be so included in the registration statement;

                  (h) otherwise use best efforts to comply with all applicable rules and regulations of the SEC, and make available to its securityholders, as soon as reasonably practicable, but not later than 18 months after the effective date of the registration statement, an earnings statement covering the period of at least 12 months beginning with the first full month after the effective date of such registration statement, which earnings statements shall satisfy the provisions of
         Section 11(a) of the Securities Act and Rule 158 thereunder; and

                           (i) use all reasonable efforts to list the
                  Registrable Stock covered by such registration statement with any U.S. nationally recognized securities exchange on which the Common Stock is then listed.

For purposes of Sections 5.06(a) and 5.06(b), the period of distribution of Registrable Stock in a firm commitment underwritten public offering shall be deemed to extend until each underwriter has completed the distribution of all securities purchased by it, and the period of distribution of Registrable Stock in any other registration shall be deemed to extend until the earlier of the sale of all Registrable Stock covered thereby and six months after the effective date thereof.

                  SECTION 5.07. Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to
Article V of this Agreement that the Stockholder shall furnish to the Company such information regarding the Stockholder, the Registrable Stock held by it, and the intended method of disposition of such securities as the Company shall reasonably request and as shall be required in connection with the action to be taken by the Company.

                  SECTION 5.08. Expenses of Registration. All expenses incurred in connection with each registration pursuant to Sections 5.03, 5.04 and 5.05 of this Agreement, excluding underwriters' discounts and commissions, but including, without limitation, all registration, filing and qualification fees, word processing, duplicating, printers' and accounting fees (including the expenses of any special audits or "cold comfort" letters required by or incident to such performance and compliance), fees of the National Association of Securities Dealers, Inc., or listing fees, messenger and delivery expenses, all fees and expenses of complying with state securities or "blue sky" laws, and the fees and disbursements of counsel for the Company shall be paid by the Company; provided, however, that if a registration request pursuant to Section 5.03 or
5.05 is subsequently withdrawn by the Stockholder, the Company shall not be required to pay any expenses of such registration proceeding and the Stockholder shall bear such expenses. The Stockholder shall bear and pay the underwriting commissions and discounts applicable to securities offered for its account and the fees and disbursements of its counsel in connection with any registrations, filings and qualifications made pursuant to this Agreement.

                  SECTION 5.09. Underwriting Requirements. In connection with any underwritten offering, the Company shall not be required under Section 5.04 to include shares of Registrable Stock in such underwritten offering unless the Stockholder accepts the terms of the underwriting of such offering that have been reasonably agreed upon between the Company and the underwriters selected by the Stockholder.

                  SECTION 5.10. Indemnification. In the event any Registrable Stock is included in a registration statement under this Agreement:

                  (a) The Company shall indemnify and hold harmless the Stockholder, the Stockholder's directors and officers, each Person who participates in the offering of such Registrable Stock, and each Person, if any, who controls the Stockholder or participating Person within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which they may become subject under the Securities Act, the Exchange Act, state securities or "blue sky" laws or otherwise, insofar as such losses, claims, damages or liabilities (or proceedings in respect thereof) arise out of or are based on any untrue or alleged untrue statement of any material fact contained in such registration statement on the effective date thereof (including any preliminary prospectus or prospectus filed under Rule 424 under the Securities Act or any amendments or supplements thereto) or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and shall reimburse the Stockholder, the Stockholder's directors and officers, such participating Person or controlling Person for any legal or other expenses reasonably incurred by them (but not in excess of expenses incurred in respect of one counsel for all of them unless there is an actual conflict of interest between any indemnified parties, which indemnified parties may be represented by separate counsel) in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 5.10(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company; provided further that the Company shall not be liable to the Stockholder, the Stockholder's directors and officers, participating Person or controlling Person in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in connection with such registration statement, preliminary prospectus, final prospectus or amendments or supplements thereto, in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by the Stockholder, the Stockholder's directors and officers, participating Person or controlling Person. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Stockholder, the Stockholder's directors and officers, participating Person or controlling Person, and shall survive the Transfer of such securities by the Stockholder.

                  (b) The Stockholder shall indemnify and hold harmless the Company, each of its directors and officers, each Person, if any, who controls the Company within the meaning of the Securities Act, and each agent against any losses, claims, damages or liabilities, joint or several, to which the Company or any such director, officer, controlling Person, agent or underwriter may become subject, under the Securities Act, the Exchange Act, state securities or "blue sky" laws or otherwise, insofar as such losses, claims, damages or liabilities (or proceedings in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in such registration statement on the effective date thereof (including any preliminary prospectus or prospectus filed under Rule 424 under the Securities Act or any amendments or supplements thereto) or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in such registration statement, preliminary or final prospectus, or amendments or supplements thereto, in reliance upon and in conformity with written information furnished by or on behalf of the Stockholder expressly for use in connection with such registration; and the Stockholder shall reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling Person or agent (but not in excess of expenses incurred in respect of one counsel for all of them unless there is an actual conflict of interest between any indemnified parties which indemnified parties may be represented by separate counsel) in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 5.10(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Stockholder, which consent shall not be unreasonably withheld or delayed, and provided further that the liability of the Stockholder hereunder shall be limited to the proportion of any such loss, claim, damage, liability or expense which is equal to the proportion that the net proceeds from the sale of the shares of Common Stock sold by the Stockholder under such registration statement bears to the total net proceeds from the sale of all securities sold thereunder, but not in any event to exceed the net proceeds received by the Stockholder from the sale of Registrable Stock covered by such registration statement.

                  (c) Promptly after receipt by an indemnified party under this
         Section 5.10 of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against any indemnifying party under this Section 5.10, notify the indemnifying party in writing of the commencement thereof and the indemnifying party shall have the right to participate in and assume the defense thereof with counsel selected by the indemnifying party and reasonably satisfactory to the indemnified party; provided, however, that an indemnified party shall have the right to retain its own counsel, with all fees and expenses thereof to be paid by such indemnified party, and to be apprized of all progress in any proceeding the defense of which has been assumed by the indemnifying party. The failure to notify an indemnifying party promptly of the commencement of any such action shall not relieve the indemnifying party from any liability in respect of such action which it may have to such indemnified party on account of the indemnity contained in this Section 5.10, unless (and only to the extent) the indemnifying party was prejudiced by such failure, and in no event shall such failure relieve the indemnifying party from any other liability which it may have to such indemnified party. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any claim or pending or threatened proceeding in respect of which the indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability arising out of such claim or proceeding.

                  (d) To the extent any indemnification by an indemnifying party is prohibited or limited by applicable law, the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party in connection with the actions which resulted in such losses, claims, damages or liabilities as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages or liabilities referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

                  The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5.10(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

                  SECTION 5.11. Rule 144 Information. Subject to Article IV, and with a view to making available the benefits of certain rules and regulations of the SEC which may at any time permit the sale of the Registrable Stock to the public without registration, at all times after ninety (90) days after any Shelf Registration Statement covering a public offering of securities of the Company under the Securities Act shall have become effective, the Company agrees to:

                  (a) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

                  (b) use its best efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

                  (c) furnish to the Stockholder forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of such Rule 144 and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed by the Company as the Stockholder may reasonably request in availing itself of any rule or regulation of the SEC allowing the Stockholder to sell any Registrable Stock without registration.

                                   ARTICLE VI

                                    COVENANTS

                  SECTION 6.01. Furnishing of Information. For so long as the Stockholder Beneficially Owns at least 5% of the outstanding shares of Common Stock (on a Fully Diluted Basis):

                  (a) The Company will furnish or make available to the Stockholder its annual reports to stockholders and any quarterly or other financial reports and information furnished by it to stockholders pursuant to the requirements of the Exchange Act.

                  (b) If the Company is not required to furnish annual or quarterly reports to its stockholders pursuant to the Exchange Act, it shall furnish to the Stockholder its financial statements, including any notes thereto (and with respect to annual reports, an auditors' report by a nationally recognized firm of independent certified public accountants), a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and such other information which the Company would otherwise be required to include in annual and quarterly reports filed under the Exchange Act.

                  (c) The Company shall, at any reasonable time and from time to time, permit the Stockholder or any agent or representative thereof, to examine and make copies of and abstracts from the records and books of account of the Company, and to discuss the records, finances and accounts of the Company with any of its officers, Directors and with their independent certified public accountants.

                  SECTION 6.02. Non-Competition. (a) For a period of five years after the date hereof, neither the Company nor Mr. S shall directly or indirectly engage in the business of producing or selling any type of yogurt (set, blended or drinkable), fromage frais, Italian style cheese, chilled desserts or any soy-based product, other than drinkable yogurts, chilled desserts and soy-based products which are currently being produced and sold by the Company as of the date of this Agreement and listed on Schedule B attached hereto, or which are Kefir based, in the United States of America or, directly or indirectly, engage in the business of producing any type of yogurt (set, blended or drinkable), fromage frais, Italian style cheese, chilled desserts or any soy-based product in Europe (including, without limitation, Western European countries, Eastern European countries and the successor countries formerly constituting the U.S.S.R.), in each case, whether as a proprietor, partner, joint venturer, agent, employee, consultant, officer or beneficial or record owner of more than one percent of the stock of any corporation or association of any nature which is engaged in such business. For purposes of this Section 6.02, "fromage frais" does not include cheese products which are currently being produced and sold by the Company as of the date of this Agreement under the name "Farmers Cheese" (or other similar cheese products currently being produced by the Company as of the date of this Agreement) and listed on Schedule B hereto. Also, for purposes of this Section 6.02, "Italian style cheese" is defined to mean mozzarella, mascarpone, ricotta, gorgonzola, bel paese, crema bel paese, provolone, taleggio and such other similar types of cheese.

                  (b) For a period of five years after the date hereof, Danone and its Affiliates shall not directly or indirectly engage in the business of producing or selling Kefir products in the United States of America, whether as a proprietor, partner, joint venturer, agent, employer, employee, consultant, officer or beneficial or record owner of more than one percent of the stock of any corporation or association of any nature which is engaged in such business.

                  SECTION 6.03. Issuance of Stock Options. The Company shall not, and the Holders shall cause the Company not to, issue any options, warrants, securities or other rights convertible into capital stock of the Company without the prior consent of the Stockholder, which consent may be withheld in the sole discretion of the Stockholder. Notwithstanding the above, the Company may, in its sole discretion, issue no more than 5,000 options during each calendar year without the prior consent of the Stockholder, provided, however, that the exercise price of each such option on the date of issuance shall be no less than the average of the reported trading price at the close of each day of trading of the underlying security measured over the five trading days of such underlying security immediately preceding the date of such issuance.

                  SECTION 6.04. Articles of Incorporation. As promptly as practicable after the date hereof, and in any case within 30 days of the date hereof, the Holders shall take all necessary action to amend the Company's Articles of Incorporation to cause the existing provision relating to preemptive rights to be deleted, including, without limitation, executing a written consent to approve such amendment; provided, however, if such amendment cannot be effected by written consent, then at the next meeting of the stockholders of the Company, the Holders shall take all necessary action to amend the Company's Articles of Incorporation to cause the provision relating to preemptive rights to be deleted, including, without limitation, voting in favor of such deletion at such meeting.



                                   ARTICLE VII

                               GENERAL PROVISIONS

                  SECTION 7.01. Waiver. The parties hereto may agree to (a) extend the time for the performance of any of the obligations or other acts of other parties, (b) waive any inaccuracies in the representations and warranties of other parties contained herein or in any document delivered by other parties pursuant hereto or (c) waive compliance with any of the agreements or conditions of other parties contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the parties to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement. The failure of any party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

                  SECTION 7.02. Expenses. (a) Except as otherwise specified in this Agreement, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

                  (b) A party in breach of this Agreement shall, on demand, indemnify and hold harmless the other parties for and against all reasonable out-of-pocket expenses, including legal fees, incurred by such other party by reason of the enforcement and protection of its rights under this Agreement. The payment of such expenses is in addition to any other relief to which such other party may be entitled.

                  SECTION 7.03. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by telecopy, by e-mail (receipt requested) or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.03):

                  (a)      if to the Company or Mr. S,

                           Lifeway Foods, Inc.
                           6431 W. Oakton
                           Morton Grove, IL 60053
                           Fax: (847) 967-6558
                           Attention: Michael Smolansky

         with copies to:

                           Futro & Trauernicht LLC
                           1401 17th Street, 11th Floor
                           Denver, CO 80202
                           Fax: (303) 295-1563
                           Attention: Peter G. Futro, Esq.

                  (b)      if to the Stockholder,

                           Danone Foods, Inc.
                           120 White Plains Road
                           Tarrytown, New York 10591
                           Fax: (914) 366-2865
                           Attention: General Counsel

         with a copy to:

                           Groupe Danone
                           8 rue de Teheran
                           75381 Paris Cedex 08
                           Fax: 33-1-44-352-554
                           Attention: General Counsel

         and a copy to:

                           Groupe Danone
                           8 rue de Teheran
                           75381 Paris Cedex 08
                           Fax: 33-1-44-352-097
                           Attention: Director of Corporate Development


                                    and

                           Shearman & Sterling
                           599 Lexington Avenue
                           New York, New York  10022
                           Fax:  (212) 848-7179
                           Attention: John J. Madden, Esq.


                  (c) if to any other party, at its address specified on the signature pages hereof.

                  SECTION 7.04. Headings. The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. No party to this Agreement shall be deemed to be the draftsman of this Agreement.

                  SECTION 7.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

                  SECTION 7.06. Entire Agreement. This Agreement, together with the Subscription Agreement and the Purchase Agreement, constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the parties with respect to the subject matter hereof.

                  SECTION 7.07. Assignment. This Agreement may not be assigned without the express written consent of the Company and the Stockholder (which consent shall not be unreasonably withheld or delayed by the Company or the Stockholder, as the case may be); provided, however, that all covenants and agreements contained in this Agreement by or on behalf of any parties hereto will bind and inure to the benefit of their respective successors and assigns. Notwithstanding the foregoing, the Stockholder may assign this Agreement to an Affiliate of the Stockholder.

                  SECTION 7.08. No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

                  SECTION 7.09. Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the parties hereto or (b) by a waiver in accordance with Section 7.01.

                  SECTION 7.10. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the laws of another jurisdiction.

                  SECTION 7.11. Consent to Jurisdiction. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of (a) a Federal court for the Northern District, Eastern Division of Illinois and (b) any Illinois state court located in the County of Cook, for the pur poses of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each of the Company and the Stockholder agrees to commence any action, suit or proceeding relating hereto either in a Federal Court for the Northern District, Eastern Division of Illinois or in an Illinois state court located in the County of Cook. Each of the parties hereto further agrees that service of any process, summons, notice or document by U.S. registered mail or internationally recognized courier to such party's respective address set forth above shall be effective service of process for any action, suit or proceeding in Illinois with respect to any matters to which it has submitted to jurisdiction in this Section 7.11. Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (i) any Federal court for the Northern District, Eastern Division of Illinois or (ii) any Illinois state court located in the County of Cook, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

                  SECTION 7.12. Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waivers and certifications in this Section 7.12.

                  SECTION 7.13. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                  SECTION 7.14. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

                  IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.

                                                LIFEWAY FOODS, INC.


                                                By: /s/ Michael Smolyansky
                                                    ----------------------------
                                                    Name: Michael Smolyansky
                                                    Title: President



                                                DANONE FOODS, INC.


                                                By: /s/ Michael Harrison
                                                    ----------------------------
                                                    Name: Michael Harrison
                                                    Title: Vice President



                                                By: /s/ Michael Smolyansky
                                                    ----------------------------
                                                    Name: Michael Smolyansky



                                                By: /s/  Ludmila Smolyansky
                                                    ----------------------------
                                                    Name: Ludmila Smolyansky



                                                By: /s/ Julie Smolyansky
                                                    ----------------------------
                                                    Name: Julie Smolyansky



                                                By: /s/ Edward Smolyansky
                                                    ----------------------------
                                                    Name: Edward Smolyansky

                                   Schedule A


                                    Shares to be
Selling Stockholder        Sold to the Purchaser
-------------------        ---------------------

Michael Smolyansky                   100,000

Ludmila Smolyansky                   10,000

Julie Smolyansky                     20,000

Edward Smolyansky                    20,000

                                                                       Exhibit 4

                           [GROUPE DANONE LETTERHEAD]

                               POWER OF ATTORNEY

I, the undersigned, Mr. Christian LAUBIE, acting in my capacity of Senior Executive Vice President of GROUPE DANONE, a societe anonyme, organized under the laws of the Republic of France, having its principal executive office in France in Paris (75008), 7, rue de Teheran, and registered in the Trade & Companies Register under number 552 032 534 RCS PARIS (hereinafter referred to as the "Company"),

HEREBY DELEGATE TO:

     Ms Fanny PICARD
     acting solely and independently

all the following powers:

* to represent the Company in signing the Schedule 13D under the Securities Exchange Act of 1934, for the Washington SECURITIES AND EXCHANGE COMMISSION, relating to the Common Stock, no par vlue, of Lifeway Foods, Inc., an Illinois corporation, with its principal executive offices at 6431 W. Oakton Street, Morton Grove, Illinois 60053,

  and if appropriate, jointly the DANONE FOODS, Inc. a Delaware Corporation, subsidiary of GROUPE DANONE, and indirectly controlled by GROUPE DANONE.

* for the foregoing purposes, to enter into and sign all exhibits to the abovementioned SCHEDULE 13D, deeds or documents, to elect domicile and more generally to do all that is necessary.

Drawn up in Paris
On October 12, 1999

FOR AND ON BEHALF OF GROUPE DANONE


    /s/ Christian Laubie
---------------------------------
Name:  Christian LAUBIE
Title: Senior Executive
       Vice President

                                                                       Exhibit 5

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS that DANONE FOODS, INC., a Delaware Corporation, having its principal executive office at 120 White Plains Road, Tarrytown, New York 10591 ("Danone Foods") does hereby irrevocably constitute and appoint, with full power of substitution, Fanny Picard as its true and lawful attorney and agent, to act for and on its behalf, with full power and authority in its name, place and stead to take all steps, execute all documents, and perform all acts on behalf of Danone Foods as may be necessary or desirable in connection with the filing by Danone Foods of the Statement on Schedule 13D (including the execution of any exhibits thereto) or any subsequent amendment thereto with the Securities and Exchange Commission, such Statement on Schedule 13D relating to the Common Stock, no par value, of Lifeway Foods, Inc., a Illinois corporation.

         Danone Foods hereby ratifies and confirms all that said attorney or her substitutes shall lawfully do, or cause to be done, by virtue hereof.

         IN WITNESS WHEREOF, Danone Foods has caused this Power of Attorney to be signed by its President thereunto, duly authorized this 12th day of October 1999.

                                            DANONE FOODS, INC.

                                            By:     /s/ Thomas Kunz
                                                --------------------------------
                                            Name: Thomas Kunz
                                            Title: President